Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

Fujitsu Semiconductor Limited,

Nihon Spansion Limited

and

Spansion LLC

April 30, 2013

i

Appendices

Appendix A	Employment Matters Appendix
Appendix B	Special Indemnity for Third Party IPR Infringement Claims

Exhibits

Exhibit A	Form of Wafer Supply Agreement
Exhibit B	Form of Sort Services Agreement
Exhibit C	Form of Assembly Services Agreement
Exhibit D	Form of Distribution Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of IP Assignment Agreement
Exhibit G	Form of IP License Agreement
Exhibit H	Form of Trademark License Agreement
Exhibit I	Form of Inventory Purchase and Sale Agreement
Exhibit J	Terms for Equipment Tester Transfer Agreement
Exhibit K	Form of FIRPTA Certificate of Non-Foreign Status
Exhibit L	Form of FIRPTA Affidavit
Exhibit M	Form of Spin Off Agreement

Schedules

Schedule 1.02(b)	Exchange Rate
Schedule 1.05(a)	Allocation Schedule
Schedule 3.04	Consents and Governmental Authorizations
Schedule 3.06(a)	AM Business Financial Statements
Schedule 3.06(b)	Preparation of AM Business Financial Statements
Schedule 3.09	Events Subsequent
Schedule 3.11(a)	Leased Real Property
Schedule 3.11(b)(i)	Personal Property
Schedule 3.11(b)(ii)	Good Title to Personal Property
Schedule 3.11(d)	Tangible Transferred Assets in Good Operating Condition and Working Order
Schedule 3.12(a)(i)	Material Seller Proprietary Software
Schedule 3.12(a)(ii)	Material Embodiments of Other IPR
Schedule 3.12(b)	Assigned Registered IPR
Schedule 3.12(c)	Third Party Claims against Seller IPR
Schedule 3.12(d)	Sufficiency of Technology and Intellectual Property Rights
Schedule 3.12(e)(i)	Infringement of Third Party Intellectual Property Rights
Schedule 3.12(h)(i)	Use of Publicly Available Software
Schedule 3.12(h)(ii)	Known Programming Errors
Schedule 3.12(h)(iii)(A)	Past Disclosure of Source Code
Schedule 3.12(h)(iii)(B)	Obligations to Disclose Source Code
Schedule 3.12(i)	Funding or Claims by Governmental Bodies
Schedule 3.12(j)	Membership in Industry Standards Body or Similar Organizations
Schedule 3.13(a)	Business Contracts
Schedule 3.13(b)	Assumed Contracts
Schedule 3.13(c)	Business Contracts that are not Assumed Contracts; Shared Contracts
Schedule 3.14(a)	Legal Compliance
Schedule 3.14(b)	Licenses or Permits
Schedule 3.15	Proceedings and Orders
Schedule 3.16(a)	Compliance with Applicable Laws Related to the AM Business Employment Practices
Schedule 3.16(b)	Collective Bargaining Agreement with Targeted Employees
Schedule 3.17(a)	Employee Benefit Plans
Schedule 3.17(b)	Defined Benefit Pension Plans
Schedule 3.17(d)	Severance and Accelerated Compensation Payments
Schedule 3.18	Insurance
Schedule 3.19	Major Distributors
Schedule 3.20	Affiliate Transactions
Schedule 3.21(a)	Substantial Customers
Schedule 3.21(b)	Substantial Suppliers
Schedule 3.23	Warranty Claims
Schedule 3.24	Sufficiency
Schedule 5.01(d)	Antitrust Notifications
Schedule 5.02	Operation of AM Business
Schedule 7.02(l)	Shared Contracts
Schedule 10.01(a)	Product Roadmap

v

Schedule 10.01(A)	Assumed Liabilities
Schedule 10.01(B)	Excluded Assets
Schedule 10.01(C)	Excluded Liabilities
Schedule 10.01(D)	Transferred Assets
Schedule 10.01(E)	Seller Party Knowledge
Schedule 10.01(F)	Buyer Party Knowledge

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 30, 2013 (the “Effective Date”) among (i) Fujitsu Semiconductor Limited, a Japanese corporation (the “Seller”), (ii) Nihon Spansion Limited, a Japanese corporation (the “Buyer”), and (iii) Spansion LLC, a Delaware limited liability company (“Spansion LLC”). The Seller, the Buyer and Spansion LLC are referred to herein collectively as the “Parties” and individually as a “Party”.

WHEREAS, the Seller is engaged in, among other things, the AM Business;

WHEREAS, the Parties intend that the Buyer acquire all of the Transferred Assets and assume all of the Assumed Liabilities, which will be accomplished by (A) the Seller (i) incorporating two (2) new subsidiaries and transferring certain Transferred Assets and Assumed Liabilities to such subsidiaries, (ii) transferring the ownership of such subsidiaries and other Transferred Assets and Assumed Liabilities to Fujitsu, (iii) incorporating the Company and transferring the ownership of the two (2) new subsidiaries and certain Transferred Assets and Assumed Liabilities to the Company, (iv) transferring or causing the transfer of the Assigned IPR to Spansion LLC by way of an asset transfer pursuant to the IP Assignment Agreement, (v) transferring or causing the transfer of Transferred Non-Japan Assets and Assumed Non-Japan Liabilities, and (vi) the Buyer acquiring all outstanding shares of the Company from the Seller, all on and subject to the terms and conditions of this Agreement; and

WHEREAS, simultaneously with the acquisition of the Transferred Assets and the assumption of the Assumed Liabilities, the Seller intends to transfer or cause the transfer of the Transferred Inventory to Spansion LLC and Affiliates of Spansion LLC pursuant to the Inventory Purchase and Sale Agreement, and the transfer of certain equipment testers to Spansion LLC and Affiliates of Spansion LLC pursuant to the Equipment Tester Transfer Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

TRANSACTIONS

Section 1.01  Transactions. Except as otherwise expressly provided in the Ancillary Documents, at the Closing, pursuant to the terms and conditions of this Agreement and the other transaction documents contemplated hereby, including the Business Transfer Agreements, for the consideration stated herein, the Seller and the Affiliates of Seller shall grant, sell, transfer, convey, assign and deliver to the Buyer and the Affiliates of the Buyer, and the Buyer and the Affiliates of the Buyer shall purchase and accept from the Seller and the Affiliates of the Seller, free and clear of all Encumbrances (other than Permitted Encumbrances, except with respect to the Company Shares, which shall be free and clear of all Encumbrances other than share transfer restrictions imposed by (i) the articles of incorporation (teikan) of the Company and (ii) applicable securities and other laws), all right, title and interest of the Seller and the Affiliates of the Seller in and to the Transferred Assets, the Assumed Liabilities, the Assumed Contracts and any other Contracts agreed upon by the Parties to be transferred pursuant to a Transaction Agreement (together with the Assumed Contracts, the “Agreed Contracts”), which shall be accomplished by the Transactions.

(a)     Subsidiary Spin Offs. Prior to the Closing Date, the Seller (i) shall incorporate a new company, Nihon AM IC Limited (日本AM IC (株)), as a Japanese corporation (“FVLSI-Newco”), all of the issued and outstanding shares of which (the “FVLSI-Newco Shares”) shall be owned by the Seller and (ii) shall incorporate a new company, Nihon AM Micro Limited (日本AM マイクロ (株)) , as a Japanese corporation (“FMSL-Newco”), all of the issued and outstanding shares of which (the “FMSL-Newco Shares”) shall be owned by the Seller. On the Closing Date, the Seller shall cause FVLSI and FMSL to transfer, by way of an absorption type company split (kyushu-bunkatsu) under the Companies Act, the Transferred Assets, the Assumed Liabilities, the Agreed Contracts of FVLSI and FMSL and such employees and employment agreements as identified pursuant to the Employment Matters Appendix pursuant to the applicable Subsidiary Spin Off Agreement, to FVLSI-Newco and FMSL-Newco, respectively, on and subject to the terms and conditions of this Agreement, the respective Subsidiary Spin Off Agreement and the Employment Matters Appendix (the “Subsidiary Spin Offs”). For purposes of the Subsidiary Spin Off Agreements, the Closing Date shall be indicated as August 1, 2013. In the event that the Closing shall occur on another date in accordance with Section 2.01, the Seller shall amend (or cause to be amended) the Subsidiary Spin Off Agreements to reflect such closing date.

(b)     Seller Spin Off. On the Closing Date, upon consummation of the Subsidiary Spin Offs, the Seller shall, by way of an absorption type company split (kyushu-bunkatsu) under the Companies Act, transfer to Fujitsu the FVLSI-Newco Shares, the FMSL-Newco Shares and any other Transferred Assets, Assumed Liabilities and the Agreed Contracts of the Seller, pursuant to the Seller Spin Off Agreement, on and subject to the terms and conditions of this Agreement and the Seller Spin Off Agreement (the “Seller Spin Off”). For purposes of the Seller Spin Off Agreement, the Closing Date shall be indicated as August 1, 2013. In the event that the Closing shall occur on another date in accordance with Section 2.01, the Seller shall amend (or cause to be amended) the Seller Spin Off Agreement to reflect such closing date.

(c)     Fujitsu Spin Off. Prior to the Closing Date, the Seller (i) shall incorporate a new company, Nihon AM Semiconductor Limited (日本AM セミコンダクター (株)), as a Japanese corporation (the “Company”), all of the issued and outstanding shares of which (the “Company Shares”) shall be owned by the Seller. On the Closing Date, immediately following the Seller Spin Off, the Seller shall cause Fujitsu to transfer, by way of an absorption type company split (kyushu-bunkatsu) under the Companies Act, the FVLSI-Newco Shares, the FMSL-Newco Shares and any other Transferred Assets, the Assumed Liabilities, and the Agreed Contracts of Fujitsu specified in the Fujitsu Spin Off Agreement, together with such employees and employment agreements as identified pursuant to the Employment Matters Appendix pursuant to the Fujitsu Spin Off Agreement, to the Company, on and subject to the terms and conditions of this Agreement, the Fujitsu Spin Off Agreement and the Employment Matters Appendix (the “Fujitsu Spin Off”).

(d)     Employment Matters Appendix. Employment matters are set forth in Appendix A attached hereto (the “Employment Matters Appendix”).

(e)     Business Transfer Agreements. At the Closing, except as otherwise provided for under this Agreement or the applicable Business Transfer Agreement (as defined below), the transfer of the applicable Transferred Non-Japan Assets, Assumed Non-Japan Liabilities and the Agreed Contracts to Affiliates of the Buyer (or branches of Affiliates of the Buyer) as designated by the Buyer as promptly as reasonably practicable in each of the United States, Germany (including its branches in France, Italy and the United Kingdom), the People’s Republic of China, Hong Kong (including its branch in Taiwan), Singapore (including its branches in India and Indonesia) and South Korea will be effected pursuant to a Business Transfer Agreement for each such country on a country-by-country basis (collectively, the “Business Transfer Agreements”). Each Business Transfer Agreement shall be in the mutually agreed form, subject, in each case, to revisions as may be reasonably agreed in writing by the parties to such agreement to reflect matters applicable to their respective countries or otherwise (including with respect to applicable local law and tax considerations).

(f)     Stock Purchase. At the Closing, immediately following the completion of the Fujitsu Spin Off, the Buyer shall purchase from the Seller, and the Seller shall sell to the Buyer, all of the Company Shares (the “Stock Purchase”).

Section 1.02  Purchase Price.

(a)     Purchase Price. The aggregate purchase price to be paid for the Company Shares, and for the transfer of certain Transferred Assets, the assumption of certain Assumed Liabilities and the assignment and assumption of certain Agreed Contracts under the Business Transfer Agreements and the IP Assignment Agreement (the “Purchase Price”), shall be One Hundred Ten Million U.S. Dollars ($110,000,000), subject to the allocation, currency and other adjustments set forth in this Article 1 and in the Employment Matters Appendix. At the Closing, the Buyer shall pay (and shall cause the applicable Affiliate of the Buyer to pay as contemplated by this Agreement) to the Seller (and the applicable Affiliate of the Seller as contemplated by this Agreement) an aggregate amount equal to the Purchase Price, subject to any applicable adjustment as set forth herein, by wire transfer of immediately available funds to accounts designated by the Seller in the flow of funds memorandum contemplated in Section 1.02(d).

(b)     Allocation and Currency. The Purchase Price (including the Assumed Liabilities) shall be allocated in accordance with Section 1.05 and paid in the applicable currencies set forth in the Allocation Schedule. The exchange rate to be applied in converting the Purchase Price in U.S. Dollars to the applicable allocation in any other currency shall be the applicable exchange rate set out in Schedule 1.02(b).

(c)     Closing Date Payment. The payment to be paid by the Buyer at the Closing (the “Closing Date Payment”) shall be equal to the Purchase Price:

(i)     reduced by the sum of the Estimated Underfunded and Unfunded Amounts, the Estimated Pre-Closing Salary and Allowances Amount, the Pre-Closing Seasonal Bonus Amount, and the Cost of Carryover Unused Vacation (as defined in the Employment Matters Appendix, respectively) of FVLSI-Newco, FMSL-Newco and the Company; and

(ii)     increased by the amount of the Transferred Cash.

(d)     Flow of Funds. At least five (5) Business Days prior to the Closing, the Parties shall agree upon a flow of funds memorandum setting forth all payments required to be made by or on behalf of all Parties at the Closing, including for each such payment identification of the payor, the payee, the amount and the wire transfer information.

(e)     Post-Closing Adjustment to Purchase Price. Following the Closing, the Purchase Price shall be adjusted in accordance with the Employment Matters Appendix.

Section 1.03  Other Agreements. At the Closing, the Parties shall execute and deliver (and shall cause the other applicable Seller Parties (including Fujitsu) and/or Buyer Parties, as applicable, to execute and deliver) the following agreements:

(a)     the Seller and Spansion LLC shall execute and deliver a AM Product Foundry Agreement, in the form attached as Exhibit A hereto (the “Wafer Supply Agreement”);

(b)     the Seller and Spansion LLC shall execute and deliver a AM Product Sort Services Agreement, in the form attached as Exhibit B hereto (the “Sort Services Agreement”);

(c)     the Seller and Spansion LLC shall execute and deliver an AM Product Assembly and Test Services Agreement, in the form attached as Exhibit C hereto (the “Assembly Services Agreement”);

(d)     the Seller and Spansion LLC shall execute and deliver a AM Product Distribution Agreement, in the form attached as Exhibit D hereto (the “Distribution Agreement”);

(e)     the Seller and the Buyer shall execute and deliver a Transition Services Agreement, substantially in the form attached as Exhibit E hereto (with details and schedules to be agreed in accordance with Section 2.07) (the “Transition Services Agreement”);

(f)     the Seller and Spansion LLC shall execute and deliver an Intellectual Property Assignment Agreement, in the form attached as Exhibit F hereto (except that the schedules for Assigned Technology and Assigned Invention Disclosures remain to be agreed) (the “IP Assignment Agreement”);

(g)     the Seller and Spansion LLC shall execute and deliver an Intellectual Property License Agreement, in the form attached as Exhibit G hereto (except that all schedules remain to be agreed) (the “IP License Agreement”);

(h)     the Seller and Spansion LLC shall execute and deliver a Trademark License Agreement, in the form attached as Exhibit H hereto (the “Trademark License Agreement”);

(i)     local Affiliates of the Seller and local Affiliates of the Buyer, as applicable, shall execute and deliver the Business Transfer Agreements in the forms to be agreed;

(j)     the Seller and Spansion LLC or Affiliates of the Buyer, as applicable, shall execute and deliver the Inventory Purchase and Sale Agreement, in the form attached as Exhibit I hereto (the “Inventory Purchase and Sale Agreement”);

(k)     the applicable Seller Party and Spansion LLC shall execute and deliver an Equipment Tester Transfer Agreement (the “Equipment Tester Transfer Agreement”) consistent with the terms outlined in the attached Exhibit J (the “Terms for Equipment Tester Transfer Agreement”); and

(l)     Fujitsu shall execute and deliver a letter, in form and substance reasonably satisfactory to the Parties (the “Fujitsu Post-Closing Undertaking”), confirming Fujitsu’s agreement to perform certain post-Closing covenants set forth in this Agreement, including certain post-Closing covenants set forth in the Employment Matters Appendix.

Section 1.04  Fujitsu Pre-Closing Undertaking. On the Effective Date Fujitsu has executed and delivered a letter agreement (the “Fujitsu Pre-Closing Undertaking”) confirming Fujitsu’s agreement to perform certain pre-Closing covenants set forth in this Agreement, including certain pre-Closing covenants set forth in the Employment Matters Appendix.

Section 1.05  Allocation Procedures.

(a)     The Closing Date Payment shall be allocated as of the Closing Date in accordance with Schedule 1.05(a) (the “Allocation Schedule”).

(b)      The Parties agree to revise the Allocation Schedule in a manner that is consistent with the principles set out in the Allocation Schedule to reflect any adjustments to the Purchase Price, provided that the prices allocated to the Business Transfer Agreements shall remain fixed regardless of the adjustments to the Purchase Price.

(c)     The Parties agree to (i) be bound by the Allocation Schedule, (ii) act in accordance with the Allocation Schedule in the preparation of all financial statements and the filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) take no position, and cause Persons under their control to take no position, inconsistent with the Allocation Schedule for Tax purposes, unless otherwise required by Applicable Law; provided, however, that nothing contained herein shall prevent the Buyer Parties or the Seller Parties from settling any proposed deficiency or adjustment by any Taxing Authority based upon or arising out of the Allocation Schedule, and neither the Buyer Parties nor the Seller Parties shall be required to litigate before any court any proposed deficiency or adjustment by any Taxing Authority challenging such Allocation Schedule. Each of the Buyer and the Seller shall promptly notify the other in writing upon receipt of notice of any pending or Threatened Tax audit or assessment challenging the Allocation Schedule.

Section 1.06  Withholding of Taxes. The Parties shall not be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement, the other Ancillary Documents, the Inventory Purchase and Sale Agreement, and the Equipment Tester Transfer Agreement, unless required under Applicable Law; provided, however, (a) before making any such deduction or withholding, such Party shall give the recipient of such consideration notice of the intention to make such deduction or withholding (such notice, which shall include the authority, basis and method of calculation for the proposed deduction or withholding, shall be given (if reasonably practicable) at least a commercially reasonable period of time before such deduction or withholding is required, in order for such recipient to obtain reduction of or relief from such deduction or withholding), and (b) such Party shall cooperate with such recipient to the extent reasonable in efforts to obtain reduction of or relief from such deduction or withholding. To the extent any amounts are so deducted or withheld, such amounts shall be treated for all purposes under the applicable Transaction Agreement as having been paid to the Party in respect of which such withholding was made.

Section 1.07  Adjustment to Purchase Price. The Parties shall treat all pro-ration and similar payments made to each other, and all payments made under Section 6.02, under the indemnity provisions of this Agreement, and for any breaches of representations, warranties, covenants or agreements, as adjustments to the Purchase Price to the extent permitted by Applicable Law.

ARTICLE 2

CLOSING; CERTAIN PRE-CLOSING ACTIONS

Section 2.01  Time and Place of the Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo 100-6529, Japan, at 10 a.m. local time, on the first day of the calendar month following the calendar month in which the conditions set forth in Article 7 have been satisfied or waived, other than any conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition; provided that, such conditions are satisfied (or the Parties provide reasonably satisfactory evidence that such conditions will be satisfied on or prior to the Closing) at least seven (7) Business Days prior to such date, and, if such conditions are satisfied (or the Parties provide reasonably satisfactory evidence that such conditions will be satisfied on or prior to the Closing) prior to such date but not at least seven (7) Business Days prior to such date, the Closing shall take place on the first day of the next succeeding calendar month (or on such other date as the Buyer and the Seller may reasonably agree in writing). If the Closing is required by the foregoing provisions to occur on a day that is not a Business Day, the Parties shall implement an escrow account to hold the Purchase Price in advance of the Closing, and/or implement such other arrangements mutually satisfactory to the Parties, so that the Closing shall occur on the first day of the applicable calendar month. For the avoidance of doubt, the Closing shall not be deemed to have occurred until each Party has made the payments and deliveries required to be made by such Party at or prior to the Closing with respect to each Transaction, in accordance with Section 2.02.

Section 2.02  Starting Balance Sheets. The Seller shall deliver the estimated Starting Balance Sheets to the Buyer at least seven (7) Business Days prior to the Closing.

Section 2.03     Disclosure Schedules Related to Overseas Subsidiaries.

(a)     Schedules 3.09, 3.11, 3.12, 3.13, 3.15 and 3.18 of the Seller Disclosure Schedules in the form attached to this Agreement as of the Effective Date do not yet reflect the disclosures to be made by the Seller with respect to any Seller Party that is not a Japanese entity (the “Overseas Seller Parties” and such Schedules, the “Overseas Seller Party Disclosure Schedules”), and the absence of such disclosures shall not be a breach of the corresponding representations and warranties made by the Seller in Sections 3.09, 3.11, 3.12, 3.13, 3.15 and 3.18 with respect to the Overseas Seller Parties as of the Effective Date.

(b)     Whenever obtained by the Seller, the Seller shall promptly disclose to the Buyer all documents, agreements or other information that the Seller intends to list on the Overseas Seller Party Disclosure Schedules. The Seller Parties shall cooperate with the Buyer in responding to the Buyer’s reasonable questions regarding the documents, agreements or other information that Seller lists or advises the Buyer that it intends to list on the Overseas Seller Party Disclosure Schedules.

(c)     Within forty-five (45) days after the Effective Date, the Seller shall deliver to the Buyer a draft of the Overseas Seller Party Disclosure Schedules. The Parties shall then meet to discuss in good faith the Overseas Seller Party Disclosure Schedules and any revisions to this Agreement that may result from such disclosures.

(d)     If the Parties agree on the form of the Overseas Seller Party Disclosure Schedules and any resulting revisions to this Agreement, the Seller shall deliver to the Buyer a certificate (the “Overseas Seller Party Disclosure Certificate”) signed by the Seller to which is attached the Overseas Seller Party Disclosure Schedules. The Overseas Seller Party Disclosure Certificate shall certify that the representations made by the Seller in Sections 3.09, 3.11, 3.12, 3.13, 3.15 and 3.18 with respect to the Overseas Seller Parties are true and correct as of the date such certificate is delivered.

Section 2.04     Spin Off Agreements.

(a)     The Seller shall not permit any Spin Off Agreement to be executed, and Fujitsu shall not execute the Fujitsu Spin Off Agreement, unless such Spin Off Agreement is in a form approved by the Buyer, and at the time of execution Seller and Buyer have agreed on lists of Transferred Assets, Assumed Liabilities, Agreed Contracts to be transferred in the Spin Off, Japan Transferred Employees, Excluded Liabilities and Excluded Assets relevant to such Spin Off Agreement. The Parties shall agree on all such lists and the final forms of all the Spin Off Agreements by May 16, 2013, provided that, if the Seller delivers to the Buyer written notice prior to such date, such deadline shall be extended to May 31, 2013.

(b)     The Seller shall not permit any Spin Off Agreement to be amended, supplemented or modified, and Fujitsu shall not amend, supplement, or modify the Fujitsu Spin Off Agreement, except with the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed.

(c)     Whenever obtained by Seller, Seller shall promptly disclose to Buyer all Contracts that Seller intends to be transferred in the Spin Offs. The Seller Parties (including Fujitsu) shall cooperate with Buyer in responding to Buyer’s reasonable questions regarding such Contracts.

(d)     If any Seller Party who is a party to a Spin Off Agreement (including Fujitsu) desires to update or amend the list of Transferred Assets, Assumed Liabilities, Contracts to be transferred in the Spin Off, intended Japan Transferred Employees, Excluded Liabilities or Excluded Assets relevant to a Spin Off Agreement, the Seller shall promptly inform the Buyer and the Parties shall discuss the proposed update or amendment.

(e)     The Parties shall endeavor to agree on final lists of Transferred Assets, Assumed Liabilities, Agreed Contracts to be transferred in the Spin Off, intended Japan Transferred Employees, Excluded Liabilities and Excluded Assets relevant to each Spin Off Agreement that will apply as of the Closing Date by no later than seven (7) Business Days prior to the Closing Date, provided that:

(i)     any Japan Targeted Employee who resigns, retires or dies may be removed from the list of intended Japan Transferred Employees;

(ii)     no additional employees may be added to the list of intended Japan Transferred Employees without the consent of the Buyer;

(iii)     any Agreed Contract that has expired in accordance with its terms may be removed from the list of Contracts to be transferred in the Spin Off;

(iv)     no new Contract may be added to the list of Contracts to be transferred in the Spin Off without the consent of the Buyer, which shall not be unreasonably withheld;

(v)     any Personal Property that is exclusively used in the AM Business as of the Effective Date and that is subsequently disposed of in the Ordinary Course of Business, or that becomes unusable or obsolete, may be removed from the list of Transferred Assets;

(vi)     any Personal Property that is exclusively used in the AM Business and that is acquired after the Effective Date in the Ordinary Course of Business shall be added to the list of Transferred Assets; and

(vii)     any other revision or amendment to such lists shall require the prior written consent of Buyer.

Section 2.05     Business Transfer Agreements.

(a)     The Parties shall endeavor to agree in good faith on the final form of each Business Transfer Agreement, including the Transferred Assets, Assumed Liabilities, Agreed Contracts, Excluded Liabilities and Excluded Assets relevant to such Business Transfer Agreement, within sixty (60) days after the Effective Date.

(b)     Any amendment to a Business Transfer Agreement shall be made in accordance with the terms of that agreement.

Section 2.06  Completion of Other Documents. The Parties agree to negotiate in good faith the terms and conditions of:

(a)     the portions of or schedules to the other Transaction Agreements that are not attached in final form hereto;

(b)     the Equipment Tester Transfer Agreement (such negotiations to be consistent with the terms of the Terms for Equipment Tester Transfer Agreement); and

(c)     any Ancillary Documents that remain to be agreed,

with the objective to complete all such documents within forty-five (45) days after the Effective Date.

Section 2.07  Transition Services Agreement. The final form of the Services Schedules attached to the Transition Services Agreement shall be negotiated in good faith by the Seller and the Buyer based on regular meetings that shall take place during such period among personnel of the Seller, the Buyer, the Services Providers (as defined in the Transition Services Agreement) and the Service Recipients (as defined in the Transition Services Agreement), as appropriate. The current form of such Service Schedules does not represent a final list of the terms and conditions of the services to be provided under the Transition Services Agreement; it reflects terms and conditions of the services thereunder that have been identified so far by the Seller and the Buyer and which shall be further discussed in good faith during such regular meetings. The Parties shall endeavor to complete the Transition Services Agreement and all schedules thereto within forty-five (45) days after the Effective Date.

Section 2.08  Assigned Registered IPR Handoff Procedure. No later than forty-five (45) days after the Effective Date, the Seller shall provide to the Buyer a list of all maintenance fees and office actions that are due (together with due dates) with respect to each Assigned Registered IPR within ninety (90) days after the Closing Date. No later than twenty-one (21) days after the Closing Date, the Seller shall deliver to the Buyer, for each Assigned Patent, (a) the prosecution records and histories related to such Assigned Patent containing all material correspondence with the applicable Governmental Body (each, a “File Wrapper”), (b) all other material files and documentation related to such Assigned Patent held by the Seller (the “Assigned Patent Documentation”) and contact information of the applicable patent counsel handling the prosecution and maintenance of such Assigned Patent, for each Assigned Patent; provided, however, that (i) the Seller shall be obligated to deliver such File Wrapper and Assigned Patent Documentation only in the form in which the Seller maintained such File Wrapper immediately prior to the Closing Date (e.g., some File Wrappers may only be in electronic form or in the Japanese language), and (ii) the Seller may remove from such File Wrapper any documentation or material not relating to the applicable Assigned Patent, including information and materials that were inadvertently placed in such File Wrapper. Promptly after such time as the Seller provides the Buyer the contact information of the applicable patent counsel handling the prosecution and maintenance of the Assigned Patents, the Seller will authorize such counsel to discuss the Assigned Patents with the Buyer, and to transfer the files applicable to such Assigned Patents to the Buyer.

Section 2.09  Intercompany Accounts. Prior to the Closing, the Seller shall cause the Company, FVLSI-Newco and FMSL-Newco to settle all intercompany payables (if any) related to the AM Business to the extent necessary to eliminate any related liability for any Buyer Party.

Section 2.10  Newco Approval For Transfer of Shares. Prior to the Closing, the Seller shall cause each Newco to pass a resolution of its shareholder’s meeting or board of directors, as applicable, to approve the transfer of the FVLSI-Newco Shares, the FMSL-Newco Shares and the Company Shares as contemplated under this Agreement.

Section 2.11  Resignation of Newco Directors and Statutory Auditor. Prior to the Closing, the Seller shall deliver (or shall cause to be delivered) to each Newco resignation letters, effective as of the Closing Date, from each of the Seller-designated directors and statutory auditors (if any) of such Newco, with a copy to the Buyer.

Section 2.12  Closing Deliveries. At the time of the Closing, (a) the Seller shall deliver to the Buyer a request form for changing the descriptions of the shareholders’ register (kabunushi meibo kisai jiko henkou seikyusho) duly signed by the Seller necessary for recording the Buyer as a registered holder of all of the Company Shares, (b) the Seller shall deliver to the Buyer the various certificates, instruments and documents referred to in Section 7.02, (c) the Buyer shall deliver (or shall cause the applicable Affiliate of the Buyer to deliver) the Purchase Price to the Seller (or to the applicable Affiliate of the Seller) as set forth in Section 1.02, and (d) the Buyer shall deliver to the Seller the certificates, instruments and documents referred to in Section 7.03.

Section 2.13  Performance of Obligations by Affiliates.

(a)     Any obligation of the Seller under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at the Seller’s sole and exclusive option, either by the Seller directly or by any Affiliate or designee of the Seller that the Seller causes to satisfy, meet or fulfill such obligation, in whole or in part. Any obligation of the Buyer under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, at the Buyer’s sole and exclusive option, either by the Buyer directly or by any Affiliate or designee of the Buyer that the Buyer causes to satisfy, meet or fulfill such obligation, in whole or in part.

(b)     The words “the Seller Parties shall” or “a Seller Party shall” or any similar variation means that the Seller shall cause each applicable Seller Party to comply with such obligation, and any failure of a Seller Party to comply with such obligation shall be such Seller Party’s failure, and shall also be deemed the Seller’s failure, to comply with such obligation. The words “the Buyer Parties shall” or “a Buyer Party shall” or any similar variation means that the Buyer shall cause each applicable Buyer Party to comply with such obligation, and any failure of a Buyer Party to comply with such obligation shall be such Buyer Party’s failure, and shall also be deemed the Buyer’s failure, to comply with such obligation.

(c)     The Seller and the Buyer each understand, agree and acknowledge that they are entering into this Agreement on behalf of themselves and certain of their respective Affiliates. The Seller guarantees the performance of all actions, agreements and obligations to be performed by any Affiliates of the Seller under the terms and conditions of this Agreement and any other applicable Ancillary Document, and the Buyer guarantees the performance of all actions, agreements and obligations to be performed by any Affiliates of the Buyer under the terms and conditions of this Agreement and any other applicable Ancillary Document, regardless of whether or not the Buyer or the Seller are a party thereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the disclosure schedules delivered by the Seller to the Buyer on the Effective Date (the “Seller Disclosure Schedules”) and subject to Section 11.05, the Seller represents and warrants as of the Effective Date and as of the Closing Date (pursuant to and subject to the Supplemental Seller Disclosure Schedules, if any, and the Seller’s Closing Date Bringdown Certificate) (except to the extent that a representation, warranty or Seller Disclosure Schedule expressly states that such representation or warranty, or the information in such Seller Disclosure Schedule, is accurate only as of a specific date) to the Buyer as follows:

Section 3.01  Existence and Power. Each Seller Party is, and following the consummation of the Fujitsu Spin Off, the Company and each of its Subsidiaries will be, a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. Each Seller Party is, and following the consummation of the Fujitsu Spin Off, the Company and each of its Subsidiaries will be, duly qualified to do business as a foreign corporation and in good standing in each other jurisdiction where the transaction of its business requires such qualification.

Section 3.02  Corporate Authorization. The Seller has all requisite corporate power, authority and legal right under its organizational documents to enter into this Agreement, perform its obligations under this Agreement and consummate the Transactions. Each Seller Party (other than the Newcos) has all requisite corporate power, authority and legal right under its organizational documents to enter into any Ancillary Document to which such Seller Party is or will be a party, perform its obligations under any Ancillary Document to which such Seller Party is or will be a party and to consummate the transactions contemplated by such Ancillary Document. At the time that it enters into an Ancillary Document, each Newco will have all requisite corporate power, authority and legal right under its organizational documents to enter into such Ancillary Document, perform its obligations under such Ancillary Document and consummate the transactions contemplated by such Ancillary Document. The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the Transactions have been duly authorized by all necessary corporate action on the part of the Seller. The execution, delivery and performance by each Seller Party (other than the Newcos) of any Ancillary Document to which such Seller Party is or will be a party and the consummation by such Seller Party of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of such Seller Party. At the time that it enters into an Ancillary Document, the execution, delivery and performance by a Newco of such Ancillary Document and the consummation by such Newco of the transactions contemplated thereby will be duly authorized by all necessary corporate action on the part of such Newco. Assuming the due authorization, execution and delivery of this Agreement by the applicable Buyer Party, this Agreement constitutes a valid and legally binding agreement of the Seller, enforceable against the Seller in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors, Applicable Laws governing specific performance, injunctive relief and other equitable remedies and general principles of equity. Assuming the due authorization, execution and delivery of each Ancillary Document to which each Seller Party is or will be a party by the other parties thereto (other than any Seller Party), each Ancillary Document to which such Seller Party is or will be a party will, when executed by such Seller Party, constitute a valid and legally binding agreement of such Seller Party, enforceable against such Seller Party in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors, Applicable Laws governing specific performance, injunctive relief and other equitable remedies and general principles of equity. The Seller has all requisite corporate power, authority and legal right to cause the Subsidiaries of the Seller that are a party to any Ancillary Document to perform such Subsidiary’s obligations thereunder and to consummate the Transactions, including the transactions contemplated by the applicable Ancillary Document.

Section 3.03  Noncontravention. Assuming that all filings, registrations, Permits, authorizations, consents and approvals contemplated by Section 3.04 have been duly made or obtained, as applicable, none of the execution and delivery by the Seller of this Agreement, the execution and delivery by any Seller Party of any Ancillary Document to which such Seller Party is or will be a party, or the consummation by the Seller Parties of the Transactions will (a) result in a violation or breach of, or constitute a default under, or provide the right of termination, cancellation, acceleration or increase in any obligation under, in any material respect, any of the terms of any Assumed Contract, (b) violate, in any material respect, any Applicable Law, Order or Permit applicable to such Seller Party or (c) result in the creation of any Encumbrance (other than Permitted Encumbrances, except with respect to the Company Shares, which shall be free and clear of all Encumbrances other than share transfer restrictions imposed by (i) the articles of incorporation (teikan) of the Company and (ii) applicable securities and other laws) upon the Transferred Assets.

Section 3.04  Consents and Governmental Authorization. The execution and delivery by the Seller of this Agreement and the execution and delivery by each applicable Seller Party of any Ancillary Documents to which such Seller Party is or will be a party, and the consummation by the Seller Parties of the Transactions, require no material action by or in respect of, or material filing with, any Governmental Body or any other Person, other than (a) compliance with any requirements of any Antitrust Laws and (b) any actions or filings as may be set forth on Schedule 3.04 of the Seller Disclosure Schedules.

Section 3.05  Capitalization and Subsidiaries.

(a)     As of the Closing, (i) the authorized capital stock of the Company shall consist of one hundred (100) Common Shares, of which there shall be one hundred (100) Common Shares issued and outstanding; (ii) no Company Shares shall be held in the treasury of the Company; (iii) all outstanding Company Shares shall be duly authorized, validly issued, fully paid and nonassessable; (iv) there shall be no options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, relating to issued or unissued Company Shares or obligating the Company to issue, redeem, repurchase or otherwise acquire any Company Shares, or other equity interest in the Company; and (v) the Seller shall be the sole record owner of the Company Shares and the Seller shall have the power and authority to sell the Company Shares to the Buyer.

(b)     As of the Closing, the Company shall own all of the issued and outstanding FVLSI-Newco Shares and the FMSL-Newco Shares. Other than the FVLSI-Newco Shares and the FMSL-Newco Shares, which shall be owned first, by the Seller prior to the Closing, then second, by Fujitsu prior to the Closing and then third, solely by the Company as of the Closing, and shall be duly authorized, validly issued, fully paid and nonassessable, there shall be no options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, relating to issued or unissued shares of either FVLSI-Newco or FMSL-Newco or obligating either FVLSI-Newco or FMSL-Newco to issue, redeem, repurchase or otherwise acquire any shares, or other equity interest in either FVLSI-Newco or FMSL-Newco, as applicable.

(c)     As of the Closing, (i) the Company shall not own, directly or indirectly, any equity ownership interests or other interest of any kind in any other Person (collectively, “Third Party Interests”) other than the FVLSI-Newco Shares and the FMSL-Newco Shares, and (ii) the Company shall have no rights to, and shall not be bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or contribution or advance to, any Person. Upon the consummation of the Stock Purchase and as of the completion of the Closing, the Company shall own the FVLSI-Newco Shares and the FMSL-Newco Shares free and clear of all Encumbrances (other than share transfer restrictions imposed by (i) the relevant articles of incorporation (teikan) of FVLSI-Newco and FMSL-Newco or (ii) applicable securities or other laws). Upon the Closing, other than FVLSI-Newco and FMSL-Newco, the Company will not have any other Subsidiaries, and neither FVLSI-Newco nor FMSL-Newco shall own any equity interest in any other Person or be obligated to make any capital contribution, investment in or otherwise acquire the equity or other similar interest of any Person.

Section 3.06     Financial Statements.

(a)     Attached to Schedule 3.06(a) of the Seller Disclosure Schedules are true and correct copies of the unaudited pro forma balance sheet of the AM Business (the “AM Business Balance Sheet”) as of March 31, 2013 (the “AM Business Balance Sheet Date”), and the pro forma unaudited statements of income of the AM Business for the twelve (12) month period ended March 31, 2013 (collectively, the “AM Business Financial Statements”).

(b)     Except as indicated on Schedule 3.06(b) of the Seller Disclosure Schedules or in the notes to the AM Business Financial Statements, the AM Business Financial Statements have been prepared in good faith and in accordance with Japanese GAAP from the books and records of the Seller and the Affiliates of the Seller, present fairly the results of operations and financial positions of the AM Business and are accurate and complete in all material respects (subject to the absence of notes thereto and year-end audit adjustments). The AM Business Financial Statements are qualified by the fact that the AM Business has not been operated as a separate “stand-alone” business by the Seller and the Affiliates of the Seller. As a result, the AM Business receives certain allocated charges and credits with respect to charges and expenses shared with other business of the Seller as discussed more fully in the notes accompanying the AM Business Financial Statements. Such allocated charges and credits do not necessarily reflect the amounts which would have resulted from arms-length transactions, but have been estimated in good faith by the Seller.

(c)     The Seller Parties have devised and maintained systems of internal accounting and controls with respect to the AM Business reasonably believed to provide assurances that, in all material respects, (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with Japanese GAAP and to maintain proper accountability for items, (iii) access to its property and assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for items is compared with actual levels at reasonable intervals and appropriate actions are taken with respect to any differences.

Section 3.07  Limited Activity. As of the Closing, FVLSI-Newco and FMSL-Newco will have no assets or liabilities, other than the Transferred Assets, the Assumed Liabilities and the Agreed Contracts to be transferred and assumed pursuant to the Subsidiary Spin Offs, as well as such other Transferred Assets, Assumed Liabilities and Agreed Contracts as may be mutually agreed by the Parties. As of the Closing, the Company will have no assets or liabilities, other than the Transferred Assets (including the FVLSI-Newco Shares and the FMSL-Newco Shares), the Assumed Liabilities and the Agreed Contracts to be transferred and assumed pursuant to the Fujitsu Spin Off, as well as such other Transferred Assets, Assumed Liabilities and Agreed Contracts as may be mutually agreed by the Parties.

Section 3.08  No Undisclosed Liabilities. Upon consummation of the Fujitsu Spin Off, there shall be no liabilities or obligations of the Company or any of its Subsidiaries other than the Assumed Liabilities and the Agreed Contracts to be assumed pursuant to the Subsidiary Spin Offs, the Seller Spin Off and the Fujitsu Spin Off and such other Transferred Assets, Assumed Liabilities and Agreed Contracts as may be mutually agreed by the Parties.

Section 3.09  Events Subsequent. Except as indicated on Schedule 3.09 of the Seller Disclosure Schedules:

(a)     Since October 1, 2012 through the Effective Date, (i) there has not been any Material Adverse Effect on the AM Business, taken as a whole, (ii) no event has occurred, whether individually or in the aggregate, that would reasonably be expected to result in a Material Adverse Effect on the AM Business, taken as a whole, and (iii) except for the Transactions, the AM Business has been operated only in the Ordinary Course of Business.

(b)     Since October 1, 2012 through the Effective Date, there has not been any:

(i)     damage, destruction or other casualty, whether or not covered by insurance, materially affecting the AM Business or any material failure to take commercially reasonable actions necessary to maintain the AM Business;

(ii)     transaction or commitment made, or Assumed Contract entered into, or termination, amendment or modification of any Assumed Contract, in either case, that is material to the AM Business, other than transactions, commitments, Contracts, terminations, amendments or modifications made in the Ordinary Course of Business;

(iii)     sale or other disposition of material assets (other than Intellectual Property Rights, which are addressed in subsection (iv) below) that are primarily used in the operation of the AM Business other than in the Ordinary Course of Business;

(iv)     sale or grant of exclusive licenses under Assigned IPR or to Assigned Technology, or sale or grant of exclusive licenses under Seller Licensed IPR or to Seller Licensed Technology without retaining the right to grant licenses to Spansion LLC and its Affiliates as set forth in the IP License Agreement;

(v)     cancellation, compromise, settlement, waive or release of any obligations of any Seller Party material to the AM Business that would be included in the Transferred Assets or the Assumed Liabilities involving an amount in excess of Twenty Million Yen (¥20,000,000);

(vi)     (x) establishment, adoption, entrance into, amendment or termination of any Employee Benefit Plan or collective bargaining agreement, (other than (i) an amendment of the collective bargaining agreement between Fujitsu and the labor union representing certain Targeted Employees employed by Fujitsu, (ii) an amendment of the collective bargaining agreement between FVLSI and the labor union representing certain Targeted Employees employed by FVLSI and (iii) an amendment of the collective bargaining agreement between FMSL and the labor union representing certain Targeted Employees employed by FMSL, which amendments are listed in Schedule 3.16(b) of the Seller Disclosure Schedules), (y) grant of any equity or equity-based awards or (z) general increase in salary, compensation or other benefits (except in the Ordinary Course of Business), in each case benefiting or affecting any AM Business Employee;

(vii)     Encumbrance on any of the Transferred Assets, except for Permitted Encumbrances;

(viii)     breach, default or violation with respect to any material obligation of any Seller Party relating to the operation of the AM Business;

(ix)     return or repurchase of products or services of the AM Business from customers or distributors other than in the Ordinary Course of Business;

(x)     failure to maintain (other than as a result of rejection by the applicable Governmental Body), or allowance to lapse, or abandonment, including by failure to pay the required fees in any jurisdiction, of any Assigned IPR, other than in the Ordinary Course of Business; or

(xi)     agreement or commitment, whether in writing or otherwise, to do any of the foregoing.

Section 3.10  Taxes.

(a)     All material Tax Returns of the Seller Parties required to be filed with respect to the Assigned IPR, the Transferred Assets and the Assumed Liabilities have been timely filed (taking into account any extension of time to file granted or obtained). Each such Tax Return is true, correct and complete in all material respects. None of the Seller Parties is currently the beneficiary of any extension of time within which to file any material Tax Return with respect to the Assigned IPR, Transferred Assets or the Assumed Liabilities (which for the avoidance of doubt shall not include the income Tax Returns of the Seller Parties, other than a Newco), nor has any such extension been requested.

(b)     All Taxes due and payable with respect to the Assigned IPR, Transferred Assets and Assumed Liabilities (whether or not shown on any Tax Return referenced in Section 3.10(a)) have been timely paid, except for Taxes being contested in good faith by appropriate Proceedings or Taxes that constitute Permitted Encumbrances.

(c)     There are no Encumbrances for Taxes with respect to any of the Assigned IPR or Transferred Assets, other than Permitted Encumbrances.

(d)     To the Knowledge of any Seller Party, there is no deficiency for any material amount of Tax that has been asserted, claimed, proposed or assessed by any Taxing Authority with respect to any of the Assigned IPR or Transferred Assets that has not been satisfied in full by payment, settled, or withdrawn.

(e)     There are no material pending or threatened audits, investigations, disputes, notices of deficiency, claims or other actions with respect to or affecting the Newcos or, to the extent relating to non-income Taxes, any of the Assigned IPR, Transferred Assets or Assumed Liabilities.

(f)     None of the Newcos or, to the extent it would affect the Buyer Parties’ ownership of the Assigned IPR or Transferred Assets after the Closing Date, the other Seller Parties, has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency with respect to the Assigned IPR, the Transferred Assets or the Assumed Liabilities.

(g)     There are no Tax sharing agreements or similar arrangements (including indemnity arrangements, but excluding customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes) with respect to or affecting any of the Assigned IPR, Transferred Assets or Assumed Liabilities that would affect the Buyer Parties’ ownership of the Assigned IPR or Transferred Assets after the Closing Date.

Section 3.11  Property.

(a)     As of the Closing Date, neither the Company nor any Subsidiaries of the Company will own any Real Property, and the Transferred Assets will not include any leased Real Property. Schedule 3.11(a) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all Real Property leased by any Seller Party and primarily used in the operation of the AM Business.

(b)     Schedule 3.11(b)(i) of the Seller Disclosure Schedules sets forth a true, correct and complete list of all items of tangible personal property owned by any Seller Party and exclusively used in the AM Business as of the AM Business Balance Sheet Date having a net book value per unit in excess of Two Hundred Thousand Yen (¥200,000); or, if not owned by a Seller Party but exclusively used by a Seller Party in the AM Business and having rental payments therefor in excess of Two Hundred Thousand Yen (¥200,000) per year (collectively, the “Personal Property”, which for the avoidance of doubt does not include any Transferred Inventory). Except as set forth on Schedule 3.11(b)(ii) of the Seller Disclosure Schedules, the Seller Parties have, and upon consummation of the Closing the Buyer Parties will have, good title to, or a valid leasehold interest in, or a valid right to use, all of the Personal Property, free and clear of any Encumbrances, except for Permitted Encumbrances.

(c)     No Seller Party has received any written notice from, and to the Knowledge of the Seller Parties, no claim has been made by, any Governmental Body asserting a violation or alleged violation in any material respect of Applicable Laws with respect to the Personal Property.

(d)     Upon consummation of the Closing, the Buyer Parties collectively shall have good title to, or shall have a valid leasehold interest or license under enforceable leases or licenses in, or a valid right to use, all of the Transferred Assets, free and clear of any Encumbrances (other than Permitted Encumbrances, except with respect to the Company Shares, which shall be free and clear of all Encumbrances other than share transfer restrictions imposed by (i) the articles of incorporation (teikan) of the Company and (ii) applicable securities or other laws). Except as set forth in Schedule 3.11(d) of the Seller Disclosure Schedules, all tangible Transferred Assets are in good operating condition and working order, taking age and normal use into account.

(e)     No representation or warranty is made in this Section 3.11 with respect to any Intellectual Property Rights (which is the subject of Section 3.12).

Section 3.12  Intellectual Property. For purposes of this Section 3.12, any and all references to “Seller Parties” shall not include Fujitsu.

(a)     Schedule 3.12(a)(i) of the Seller Disclosure Schedules contains a complete list of all material Seller Proprietary Software. Schedule 3.12(a)(ii) of the Seller Disclosure Schedule contains a complete list and description of all material embodiments of Other IPR (including Third Party Software) owned by Third Parties that are (A) currently incorporated in the AM Products that are currently developed (in their current form), manufactured, sold or supported by the Seller Parties, (B) currently provided to customers by the Seller Parties in connection with the foregoing AM Products, or (C) Software comprising development tools that are currently used by the Seller Parties in the design or development of the foregoing AM Products, which list describes whether the applicable embodiment is incorporated in the foregoing AM Products, provided to customers, or Software comprising a development tool.

(b)     Schedule 3.12(b) of the Seller Disclosure Schedules contains an accurate and complete list of (i) each item of Assigned Registered IPR, and (ii) the jurisdiction in which such item of Registered IPR has been registered or filed and the applicable application, registration or serial number.

(c)     The Seller Parties exclusively own all right, title and interest in and to all of the Assigned IPR free and clear of any Encumbrances (other than Permitted Encumbrances), and have the right to license the Seller Licensed IPR to Spansion LLC and Spansion’s Affiliates under the scope set forth in the IP License Agreement. Except as set forth on Schedule 3.12(c) of the Seller Disclosure Schedules, the Seller Parties have not received any notice or claims (in writing or otherwise) during the two (2)-year period immediately preceding the Effective Date challenging the Seller Parties’ ownership of any Assigned IPR or the validity or enforceability of any Assigned IPR, or the Seller Parties’ right to license the Seller Licensed IPR to Spansion LLC and Spansion’s Affiliates under the scope set forth in the IP License Agreement. No Seller Party has granted or agreed to grant to any Third Party any exclusive rights in any Assigned IPR, or grant any exclusive rights in any Seller Licensed IPR within the field of use of the AM Business.

(d)     Except as set forth on Schedule 3.12(d) of the Seller Disclosure Schedules, the Seller Parties have, and immediately after the Closing Date the Buyer shall have all rights in and to, or shall have licenses under, the Technology and Intellectual Property Rights that are used in or contemplated to be used in the AM Business as currently conducted by the Seller Parties or the design, development, sale, distribution, maintenance and support of all AM Products that are currently developed (in their current form), manufactured, sold or supported by the Seller Parties. Except as set forth on Schedule 3.12(d) of the Seller Disclosure Schedules, no rights to use Seller Licensed IPR or other Technology or Intellectual Property Rights that are used in or contemplated to be used in the AM Business as currently conducted by the Seller Parties or the design, development, sale, distribution, maintenance and support of all AM Products that are currently developed (in their current form), manufactured, sold or supported by the Seller Parties, will terminate, expire or cease to be valid by reason of the execution, delivery and performance of this Agreement or the other Ancillary Documents or the consummation of the Transactions. Notwithstanding anything to the contrary in this Section 3.12(d), the representations and warranties in this Section 3.12(d) are not, and shall not be construed in any way as, a representation or warranty with respect to the absence of any infringement, misappropriation or violation (collectively, “Infringement”) of any Intellectual Property Rights.

(e)     Except as set forth on Schedule 3.12(e)(i) of the Seller Disclosure Schedules, (i)(A) the AM Products in the form manufactured, sold, or supported by the Seller Parties (or any use or other exploitation thereof) as of the Effective Date does not Infringe any Intellectual Property Right of any Third Party, and (B) the operation of the AM Business as conducted by the Seller Parties as of the Effective Date do not Infringe any Intellectual Property Right of any Third Party, (ii) no claim of such Infringement of any Intellectual Property Right of any Third Party has been made in writing during the two (2)-year period immediately preceding the Effective Date, or is pending, or to the Knowledge of the Seller, Threatened against the Seller Parties, and (iii) to the Knowledge of the Seller, no claim of such Infringement of any Intellectual Property Right of any Third Party has been made in writing during the two (2)-year period immediately preceding the Effective Date, or is pending, or Threatened against any Third Party who is entitled to be indemnified, defended, held harmless, or reimbursed by the Seller Parties for such Infringement. No Assigned IPR is subject to any Proceeding or outstanding Order or Contract that restricts in any manner the use, transfer or licensing thereof by the Seller or may affect the validity of, or restricts the use or enforceability of the Assigned IPR. No Seller Licensed IPR is subject to any Proceeding or outstanding Order or Contract that restricts in any manner Seller’s right to license the Seller Licensed IPR to Spansion LLC and Spansion’s Affiliates under the scope set forth in the IP License Agreement. No Seller Party has received any notice in writing from any Third Party during the two (2)-year period immediately preceding the Effective Date (aa) alleging, or otherwise has Knowledge of the invalidity of any of, or limitation on the Seller’s right to use any of, the Assigned IPR, or (bb) claiming any ownership of or right to use any Assigned IPR. No Seller Party has received any notice in writing from any Third Party alleging, or otherwise has Knowledge of the limitation on the Seller’s right to license the Seller Licensed IPR to Spansion LLC and Spansion’s Affiliates under the scope set forth in the IP License Agreement. For clarity, the disclosures made in the Seller Disclosure Schedules are not, and shall not be construed as an admission of Infringement by any Seller Party.

(f)     The Seller Parties have taken reasonable and customary steps to safeguard, maintain the confidentiality of, and otherwise protect its rights in all proprietary information comprising Assigned IPR that the Seller Parties hold as a Trade Secret. Without limiting the foregoing, to the Seller’s Knowledge, (i) there has been no misappropriation of any material Trade Secrets comprising Assigned IPR; and (ii) no employee, independent contractor or agent of the Seller Parties is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Assigned IPR or any Assigned Technology.

(g)     As of the Effective Date, all Assigned Registered IPR is validly filed or registered and maintained, and to the Seller’s Knowledge, is enforceable. No application that comprises Assigned Registered IPR has been abandoned or allowed to lapse.

(h)     Except as set forth on Schedule 3.12(h) of the Seller Disclosure Schedules, (i) the Seller Proprietary Software that is incorporated into the AM Products do not contain and are not derivative works of any Publicly Available Software, and to the Seller’s Knowledge, the Third Party Software incorporated into the AM Products do not contain and are not derivative works of any Publicly Available Software, (ii) to the Seller’s Knowledge, the Seller Proprietary Software does not contain any virus, worm, trojan horse, or similar malicious code, or any programming errors materially affecting its use, functionality or performance, and (iii) (A) no source code for any Seller Proprietary Software comprising Assigned IPR has been delivered, licensed, or made available to any escrow agent or Third Party other than those Persons listed on Schedule 3.12(h) of the Seller Disclosure Schedule, and (B) the Seller has no obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Seller Proprietary Software comprising Assigned IPR to any escrow agent or Third Party.

(i)     Except as set forth in Schedule 3.12(i) of the Seller Disclosure Schedules, no Governmental Body has any right to claim any right, title or interest in or to any Assigned IPR, and no funding of any Governmental Body has been used, directly or indirectly, to develop or create, in whole or in part, any Assigned IPR.

(j)     Except as set forth in Schedule 3.12(j) of the Seller Disclosure Schedules, no Seller Party is or was during the five (5)-year period immediately preceding the Effective Date a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate the Seller Parties to grant or offer to any Third Party any license or right to any Assigned IPR.

(k)     Except as expressly set forth in this Agreement or any other Ancillary Document, neither the execution, delivery, or performance of this Agreement or any other Ancillary Document, nor the consummation of any of the Transactions will, with or without notice or the lapse of time, result in, or give any Third Party the right or option to cause or declare, (A) a loss of rights in or Encumbrance (other than Permitted Encumbrances) on any Assigned IPR, (B) a loss of the Seller’s rights to license Seller Licensed IPR to Spansion LLC and Spansion’s Affiliates under the scope set forth in the IP License Agreement; (C) the release, disclosure, or delivery of any Assigned IPR by or to any escrow agent or Third Party; or (D) the grant, assignment, or transfer to any Third Party of any license or other right or interest under or with respect to any Assigned IPR.

Section 3.13  Contracts.

(a)     Schedule 3.13(a) of the Seller Disclosure Schedules lists all of the Contracts of any Seller Party that are material and necessary to conduct the AM Business in the manner in which it is conducted as of the Effective Date, other than (i) Contracts relating to employment matters, which are addressed in Section 3.16 and Section 3.17, and (ii) Contracts which have as their primary purpose the obtaining or granting of Patent Licenses (the “Business Contracts”). The Seller has made available to the Buyer true, correct and complete copies of each Business Contract (including any amendments or supplements thereto), except for redaction of pricing and royalty terms and other terms that are not related to the AM Business.

(b)     Schedule 3.13(b) of the Seller Disclosure Schedules lists all of the Assumed Contracts. All of the Assumed Contracts are valid, binding and currently in full force and effect in accordance with their respective terms. No Seller Party, nor any other party to any Assumed Contract, has given written notice to the other party thereto of termination or non-renewal of any Assumed Contract. No Seller Party that is a party to any Assumed Contract is in breach, violation or default in any material respect under any of the Assumed Contracts, and, to the Knowledge of the Seller Parties, no event has occurred as of the Effective Date that, through the passage of time or the giving of notice, or both, would constitute a material breach or violation by a Seller Party or give rise to a right of termination, cancellation or material modification by another party under any of the Assumed Contracts. To the Knowledge of the Seller Parties, no other Person is in breach, violation or default in any material respects under any of the Assumed Contracts.

(c)     Schedule 3.13(c) of the Seller Disclosure Schedules lists all of the Business Contracts that will not be Assumed Contracts, and identifies all Shared Contracts.

Section 3.14  Legal Compliance.

(a)     Except as set forth in Schedule 3.14(a) of the Seller Disclosure Schedules, the Seller Parties are in compliance in all material respects with all Applicable Laws related to the AM Business and Orders applicable to the AM Business of any Governmental Body. Except as set forth in Schedule 3.14(a) of the Seller Disclosure Schedules, no Seller Party has received any written notice of, and the Seller Parties have no Knowledge of, any existing or alleged violation of a material nature of any Applicable Laws and/or Orders applicable to the AM Business.

(b)     No licenses, Permits, franchises, authorizations or approvals primarily used for the AM Business have been issued or granted to any Seller Party by any Governmental Body (the “Licenses or Permits”) except Licenses or Permits of a routine administrative nature or as set forth in Schedule 3.14(b) of the Seller Disclosure Schedules, and no applications are pending therefor. Since January 1, 2011 and through the Effective Date, no Seller Party has received written notice to the effect that any Governmental Body claimed or alleged that the Seller Party was required to obtain any Licenses or Permits.

Section 3.15  Proceedings and Orders. Except as set forth in Schedule 3.15 of the Seller Disclosure Schedules, none of the Seller Parties is (i) subject to any Order that is related and material to the AM Business, or (ii) a party to any pending Proceeding that is related and material to the AM Business or, to the Knowledge of the Seller Parties, Threatened Proceeding that is related and material to the AM Business.

Section 3.16  Labor Matters.

(a)     Except as set forth on Schedule 3.16(a) of the Seller Disclosure Schedules, the Seller Parties are, and upon consummation of the Closing, the Newcos will be, in material compliance with all Applicable Laws related to the AM Business respecting employment and employment practices, terms and conditions of employment, wages and hours.

(b)     The Targeted Employees who are eligible to join a labor union are represented by labor unions with respect to their employment with Fujitsu, FVLSI and FMSL, respectively, and (i) Fujitsu and FMSL are parties to a collective bargaining agreement with a labor union of Fujitsu, and (ii) FVLSI is a party to a collective bargaining agreement with a labor union, regarding the terms of employment of the relevant Targeted Employees employed by each such Seller Party, as set forth in Schedule 3.16(b) of the Seller Disclosure Schedules. Except as set forth in Schedule 3.16(b) of the Seller Disclosure Schedules, the Seller has provided a true, correct and complete copy of each such collective bargaining agreement to the Buyer.

(c)     There is no strike, slowdown, work stoppage or lockout existing, or, to the Knowledge of the Seller Parties, Threatened, by or with respect to any Targeted Employee.

(d)     The Seller has delivered to the Buyer a confidential letter setting forth as of the Effective Date, a true and complete list of all Targeted Employees as of the date hereof, including each such individual’s employer, number, location, department, functional ability/rank, title, function group, function, competency grade, salary, allowances, bonus, length of service, last promotion date, and any other payment regularly made to or on the employee outside payroll (e.g., company housing cost).

Section 3.17  Employee Benefit Plans.

(a)     Schedule 3.17(a) of the Seller Disclosure Schedules contains a correct and complete list identifying each Employee Benefit Plan, and each other material employment, severance, benefit or similar Contract between a Seller Party and any Targeted Employee or the labor unions representing the Targeted Employees. True, correct and complete copies of such plans and all amendments thereto iew by the Buyer.

(b)     Except as set forth on Schedule 3.17(b) of the Seller Disclosure Schedules, none of the Targeted Employees outside of Japan is a participant in or beneficiary of any defined benefit pension plans, retirement allowance, severance payment or similar plans under which a Buyer Party will have any obligation following the Closing.

(c)     No liability exists or reasonably could be imposed upon the assets of any Buyer Party after the Closing by reason of an Employee Benefit Plan or any equivalent plan outside of Japan, except the Assumed Liabilities.

(d)     Except as set forth in Schedule 3.17(d) of the Seller Disclosure Schedules, the consummation of the Transactions will not by itself entitle any Targeted Employee to any material compensation or benefits under, increase the amount payable by the Company or any of its Subsidiaries or trigger any other material obligation of the Company or any of its Subsidiaries pursuant to any Employee Benefit Plan.

(e)     Excluding routine claims for benefits, as of the Effective Date, there is no action, suit, audit, proceeding or, to the Knowledge of the Seller Parties, investigation pending or, to the Knowledge of the Seller Parties, Threatened against any Employee Benefit Plan with respect to which the Company or any of its Subsidiaries will have any liability upon consummation of the Closing before any court or arbitrator or any Governmental Body, or state, federal or local official.

Section 3.18  Insurance. Schedule 3.18 of the Seller Disclosure Schedules sets forth a true, correct and complete list of all fire, theft, casualty, general liability, workers’ compensation, business interruption, environmental impairment, product liability, automobile and other property/casualty insurance policies (excluding any insurance policies relating to any Employee Benefit Plan or financial product policies, such as directors and officers, employment practices, fiduciary, crime and travel accident policies) maintained by any Seller Party for the benefit of the AM Business (collectively, the “Insurance Policies”) and all claims in excess of Twenty Million Yen (¥20,000,000) related to the AM Business made by any Seller Party under such Insurance Policies since December 31, 2010. All premiums due on the Insurance Policies or renewals thereof have been paid, and there is no breach, default or violation under the Insurance Policies. Except as set forth on Schedule 3.18 of the Seller Disclosure Schedules, the Seller has no material outstanding claim or dispute with any insurance carrier regarding claims, settlements or premiums related to the Insurance Policies. The Seller has not received any notice of non-renewal or termination of any of the Insurance Policies.

Section 3.19  Distributors. Schedule 3.19 of the Seller Disclosure Schedules sets forth a correct and complete list of the top ten (10) distributors of the AM Business on the basis of annual revenues for the twelve (12) months ended December 31, 2012 (the “Major Distributors”). No Major Distributor within the twelve (12) months prior to the Effective Date has canceled or otherwise terminated, or, to the Knowledge of the Seller Parties, Threatened to cancel or otherwise terminate, any customer relationship of such Major Distributor with a Seller Party.

Section 3.20  Affiliate Transactions. Except as set forth in Schedule 3.20 of the Seller Disclosure Schedules or as otherwise expressly set forth herein, since January 1, 2012 through the Effective Date, no Affiliate of the Seller Parties (other than another Seller Party) has entered into any Contract or other material business arrangement or relationship primarily involving the AM Business. Except as set forth in Schedule 3.20 of the Seller Disclosure Schedules or as otherwise expressly set forth herein, upon consummation of the Closing there will be no material assets (other than Patents) owned by any Seller Party that are exclusively used in the AM Business.

Section 3.21  Substantial Customers and Suppliers.  Schedule 3.21(a) of the Seller Disclosure Schedules lists the top ten (10) customers of the AM Business on the basis of annual revenues for the twelve (12) months ended December 31, 2012. Schedule 3.21(b) of the Seller Disclosure Schedules lists the top ten (10) suppliers of the AM Business on the basis of cost of goods and services purchased or licensed for the twelve (12) months ended December 31, 2012. No such customer or supplier has ceased its relationship with any Seller Party or, to the Knowledge of the Seller Parties, has Threatened to cease such relationship.

Section 3.22  Trade Practices. With respect to the AM Business, to the Knowledge of any Seller Party, no Seller Party and no employee or representative of a Seller Party, acting on behalf of a Seller Party with respect to the AM Business has, since January 1, 2008, (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any similar law, (iii) taken any other action that would constitute a violation of any law similar to the FCPA, or (iv) violated any Applicable Laws pertaining to the export or import of technical data, restrictive trade practices or boycotts.

Section 3.23  Warranty Claims. Schedule 3.23 of the Seller Disclosure Schedules sets forth a description of all material claims made within the past three (3) years against any Seller Party or, to the Knowledge of the Seller Parties, material claims Threatened against any Seller Party within the past three (3) years asserting breach of warranty (other than any warranty of non-infringement of Intellectual Property Rights) or material defects in construction or design of any AM Products.

Section 3.24  Sufficiency. The Transferred Assets, the Targeted Employees and the Agreed Contracts, together with the rights available to the Buyer Parties under the Ancillary Documents, the Inventory Purchase and Sale Agreement and the Equipment Tester Transfer Agreement, include all tangible assets, properties, employees, Contracts and rights necessary to conduct the operation of the AM Business in all material respects in the manner conducted as of the Effective Date, except (i) as set forth in Schedule 3.24 of the Seller Disclosure Schedules, (ii) any Intellectual Property Rights (which are separately addressed in Section 3.12), (iii) any releases, licenses, immunities, covenants not to sue or assert, or other rights or covenants granted under or with respect to any Intellectual Property Rights (which are separately addressed in Section 3.12), (iv) any Transferred Inventory and (v) any Shared Contracts.

Section 3.25  Brokers. No broker, finder or investment banker (each, a “Broker”) engaged by a Seller Party is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions for which any Buyer Party is liable.

Section 3.26  Solvency. Immediately following the Closing and after giving effect to the Stock Purchase and the other Transactions, the Seller shall not (a) be insolvent (either because its financial condition is such that the sum of its debts and other liabilities, including subordinated, contingent, disputed, unliquidated or otherwise, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they become absolute and mature); (b) have unreasonably small capital with which to engage in its business; (c) have incurred debts or liabilities beyond its ability to pay them as they become due; or (d) be unable to realize upon its assets and pay its debts and other liabilities, including subordinated, contingent, disputed, unliquidated or otherwise, as they mature in the normal course of business. No fact, circumstance or condition exists that would be reasonably likely to render the Seller insolvent.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants as of the Effective Date and as of the Closing Date (except as provided in the Buyer’s Closing Date Bringdown Certificate), except to the extent that a representation, warranty or Buyer Disclosure Schedule expressly states that such representation or warranty, or the information in such Buyer Disclosure Schedule, is accurate only as of a specific date, to the Seller as follows:

Section 4.01  Corporate Existence and Power. Each Buyer Party is a legal entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Buyer Party is duly qualified to do business as a foreign corporation and is in good standing in each other jurisdiction where the transaction of its business requires such qualification, except where the lack of such qualification would not reasonably be expected to prohibit or materially impair the Buyer’s ability to perform its obligations under this Agreement or to complete the Transactions in accordance with the terms of this Agreement and the other Ancillary Documents.

Section 4.02  Corporate Authorization. Each of the Buyer and Spansion LLC has all requisite power, authority and legal right under its organizational documents to enter into this Agreement and any Ancillary Document to which it is or will be a party, perform its obligations under this Agreement and any Ancillary Document to which it is or will be a party and consummate the transactions contemplated thereby, and each Buyer Party has all requisite corporate power, authority and legal right under its organizational documents to enter into any Ancillary Document to which such Buyer Party is or will be a party, perform its obligations under any Ancillary Document to which such Buyer Party is or will be a party and consummate the transactions contemplated thereby. The execution, delivery, and performance by the Buyer and Spansion LLC of this Agreement and any Ancillary Documents to which it is or will be a party, and the consummation by the Buyer and Spansion LLC of the Transactions, have been duly authorized by all necessary corporate action on the part of the Buyer and Spansion LLC, and the execution, delivery, and performance by each other Buyer Party of this Agreement and any Ancillary Documents to which it is or will be a party, and the consummation by each other Buyer Party of the Transactions, have been duly authorized by all necessary corporate action on the part of such Buyer Party. Assuming the due authorization, execution and delivery of this Agreement by each Party (other than the Buyer Parties), this Agreement constitutes a valid and legally binding agreement of the Buyer and Spansion LLC, enforceable against each of them in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors, Applicable Laws governing specific performance, injunctive relief and other equitable remedies and general principles of equity. Assuming the due authorization, execution and delivery of each Ancillary Document to which each other Buyer Party is or will be a party by the other parties thereto, (other than any Buyer Party), each Ancillary Document to which such Buyer Party is or will be a party will, when executed by such Buyer Party, constitute a valid and legally binding agreement of such Buyer Party, enforceable against the Buyer in accordance with its terms and conditions, subject to Applicable Laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors, Applicable Laws governing specific performance, injunctive relief and other equitable remedies and general principles of equity. The Buyer has all requisite corporate power, authority and legal right to cause the Affiliates of the Buyer that are or will be a party to any Ancillary Document to perform such Affiliates obligations thereunder and to consummate the Transactions, including the transactions contemplated by the applicable Ancillary Document.

Section 4.03  Noncontravention. Neither the execution and delivery by the Buyer and Spansion LLC of this Agreement, nor the execution and delivery by any Buyer Party of any Ancillary Document to which any Buyer Party is or will be a party, nor the consummation by the Buyer Parties of the Transactions, will (i) violate any provision of the organizational documents of any Buyer Party, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any of the terms of any note, bond, mortgage, indenture, license, contract, lease, or other instrument or obligation to which any Buyer Party is a party (or result in the imposition of any Encumbrance (other than Permitted Encumbrances) upon any Buyer Party’s assets), that would reasonably be likely to prohibit or materially impair any Buyer Party’s ability to perform its obligations under this Agreement or to complete the Transactions in accordance with the terms of this Agreement and the other Ancillary Documents or (iii) violate any Applicable Law or any Order of any Governmental Body applicable to any Buyer Party.

Section 4.04  Governmental Authorization. The execution and delivery by the Buyer and Spansion LLC of this Agreement and the execution and delivery by each applicable Buyer Party of any Ancillary Documents to which such Buyer Party is or will be a party, and the consummation by the Buyer Parties of the Transactions, require no action by or in respect of, or filing with, any Governmental Body or any other Person, other than compliance with any applicable requirements of any Antitrust Laws and Licenses or Permits equivalent to those described in Schedule 3.14(b) of the Seller Disclosure Schedules, and other routine and administrative Licenses or Permits to be obtained by the Buyer Parties in the Ordinary Course of Business.

Section 4.05  Proceedings and Orders. No Buyer Party is (i) subject to any outstanding Order, or (ii) party to any pending Proceeding or, to the Knowledge of the Buyer Parties, Threatened Proceeding, that, in either case, would reasonably be likely to prohibit or materially impair the Buyer’s ability to perform its obligations under this Agreement or to complete the Transactions in accordance with the terms of this Agreement and the other Ancillary Documents.

Section 4.06  Financing. Each Buyer Party has available as of the Effective Date lines of credit or other sources of immediately available funds, and on the Closing Date shall have immediately available sufficient funds on hand, in each case to enable such Buyer Party to pay its portion of the Purchase Price and all Transaction Expenses payable by the Buyer Parties pursuant hereto.

Section 4.07  Solvency. The Buyer is not entering into this Agreement or the other Ancillary Documents with the intent to hinder, delay or defraud any Person to which the Buyer is, or may become, indebted. Immediately following the Closing and after giving effect to the Stock Purchase and the other Transactions, the Buyer shall not (a) be insolvent (either because its financial condition is such that the sum of its debts and other liabilities, including subordinated, contingent, disputed, unliquidated or otherwise, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they become absolute and mature); (b) have unreasonably small capital with which to engage in its business; (c) have incurred debts or liabilities beyond its ability to pay them as they become due; or (d) be unable to realize upon its assets and pay its debts and other liabilities, including subordinated, contingent, disputed, unliquidated or otherwise, as they mature in the normal course of business. No fact, circumstance or condition exists that would be reasonably likely to render the Buyer insolvent.

Section 4.08  Brokers. No Broker engaged by a Buyer Party is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions for which any Seller Party is liable.

ARTICLE 5

PRE-CLOSING COVENANTS

Section 5.01     Reasonable Best Efforts.

(a)     The Parties shall each cooperate with the other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to promptly (i) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to consummate and make effective the Transactions as soon as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Third Party necessary, proper or advisable to consummate the Transactions, and (iii) execute and deliver such documents, certificates and other papers as a Party may reasonably request to evidence the other Party’s satisfaction of its obligations hereunder. Subject to Applicable Laws relating to the exchange of information and in addition to Section 5.01(e), the Parties shall have the right to review in advance, and, to the extent practicable, each will consult the other on, any information relating to the AM Business, the Seller and its Affiliates, the Company, FVLSI-Newco, FMSL-Newco or the Buyer and its Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Body in connection with the Transactions.

(b)     With respect to any of the Business Contracts that are related both to the AM Business and to other businesses of the Seller or any of its Affiliates (each, a “Shared Contract”), upon request by the Buyer the Seller shall exercise commercially reasonable efforts prior to the Closing to facilitate the negotiation by the Buyer of a new Contract between the relevant counterparty and the relevant Buyer Party. The Buyer Parties shall exercise commercially reasonable efforts to enter into each replacement Contract that is a condition precedent to Closing (unless such condition precedent is waived by the Buyer).

(c)     Notwithstanding the generality of the foregoing, the Buyer shall use reasonable best efforts to (i) obtain any necessary approval from any Governmental Body responsible for enforcement of any Antitrust Law, (ii) prevent the initiation of any Proceeding by any Governmental Body under any Antitrust Law, or (iii) prevent the entry of any decree, judgment, injunction preliminary or permanent, or any order that would otherwise make the Transactions unlawful. Nothing in this Agreement will require the Buyer (or its Affiliates) to take any action, including entering into any consent decree, hold separate orders or other arrangements, that requires the divestiture of any assets of any of the Company, the Buyer or its respective Affiliates.

(d)     As promptly as possible after the Effective Date, the Parties shall file all notifications required by any Antitrust Law in the jurisdictions identified in Schedule 5.01(d) hereto (the “Antitrust Notifications”) with respect to the Transactions. Each Party shall furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of any Antitrust Notifications. During the term of this Agreement, neither the Seller nor the Buyer shall withdraw any Antitrust Notification without the written consent of the other Party or enter into any timing agreement with any Governmental Body without the written consent of the other Party. The Parties shall furnish promptly to any requesting Governmental Body any additional information requested from such Party in connection with such Antitrust Notifications. The Buyer Parties shall pay all applicable filing fees required in connection with any Antitrust Notifications filed by a Buyer Party. The Seller Parties shall pay all applicable filing fees required in connection with any Antitrust Notifications filed by a Seller Party. The Buyer and the Seller shall equally share the cost of any jointly filed Antitrust Notifications.

(e)     Subject to Applicable Law and all privileges, including the attorney-client privilege, the Parties shall cooperate fully with each other in connection with the making of all Antitrust Notifications or responding to requests for information from any Governmental Body and will:

(i)     keep the other Parties reasonably informed of any communication received by such Party from, or given by such Party to, any Governmental Body regarding the Transactions, and any communication received or given in connection with any proceeding by a private party regarding the Transactions;

(ii)     provide copies of any written communications received from or given to any Governmental Body unless prohibited by Applicable Law; and

(iii)     permit the other Parties to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Body or in connection with any proceeding by a private party related to any Antitrust Laws with any other Person.

(f)     No Party will initiate, or participate in any meeting or discussion with any Governmental Body with respect to any Antitrust Notifications, applications, investigation, or other inquiry regarding the Transactions without giving the other Parties reasonable prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Body, the opportunity to attend and participate (which, at the reasonable request of any Party, will be limited to outside antitrust counsel only). Subject to Applicable Law and all applicable privileges (including the attorney-client privilege), the Parties shall consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under any Antitrust Law. A Party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(g)     If any Proceeding is instituted (or Threatened to be instituted) challenging the Transactions as violative of any Antitrust Law, or if any decree, judgment, injunction or other order is entered, enforced or attempted to be entered or enforced by a court or other Governmental Body, which decree, judgment, injunction or other order would make the Transactions illegal or would otherwise prohibit, prevent, restrict, impair or delay consummation of the Transactions, the Buyer shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any such decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions and to have such decree, judgment, injunction or other order repealed, rescinded or made inapplicable so as to permit consummation of the Transactions.

Section 5.02  Operation of AM Business. Except (a) for the consummation of the Transactions, or (b) as set forth on Schedule 5.02 of the Seller Disclosure Schedules or as otherwise expressly contemplated by this Agreement, the Subsidiary Spin Off Agreements, the Seller Spin Off Agreement, the Fujitsu Spin Off Agreement or any other Ancillary Document, during the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing Date, the Seller shall, and shall cause the Seller Parties to, conduct the AM Business in the Ordinary Course of Business. Without limiting the generality of the foregoing, except (i) for the consummation of the Transactions, (ii) as set forth in Schedule 5.02 of the Seller Disclosure Schedules, (iii) to the extent consented to by the Buyer, from the Effective Date until the Closing Date or (iv) in accordance with the Employment Matters Appendix or any other Ancillary Document, during the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing Date, the Seller shall not, and shall not cause the Seller Parties to, do any of the following:

(i)     sell, lease or otherwise dispose of any Transferred Assets (other than Intellectual Property Rights, which are addressed in subparagraph (ii) below), other than the sale of products in the Ordinary Course of Business;

(ii)     sell or grant exclusive licenses under Assigned IPR, or sell or grant exclusive licenses under Seller Licensed IPR without retaining the right to grant licenses to Spansion LLC and its Affiliates set forth in the IP License Agreement;

(iii)     create or incur any Encumbrance on any Assigned IPR, except (A) to settle any litigation, (B) to settle any dispute listed in Schedule 3.15 of the Seller Disclosure Schedules or (C) with Buyer’s prior written consent, such consent not be unreasonably conditioned, delayed or withheld;

(iv)      create or incur any Encumbrance on any Transferred Assets (other than Assigned IPR, which is addressed in subsection (iii) above);

(v)     fail to maintain (other than as a result of rejection by the applicable Governmental Body), or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Assigned IPR;

(vi)     except in the Ordinary Course of Business (A) accelerate or delay the invoicing or collection of any accounts receivable related to the AM Business or (B) accelerate or delay the invoicing or payment of any accounts payable related to the AM Business;

(vii)     enter into any new (or amend in any material respect any existing) Employee Benefit Plan, union agreement, program or arrangement or any new (or amend in any material respect any existing) employment, severance, retention, change of control or consulting agreement, grant any general increase in the compensation of Targeted Employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any Targeted Employee, except as required by Applicable Law or in accordance with pre-existing contractual provisions previously disclosed to the Buyer and except with respect to any retention benefits that are provided to the Targeted Employees and that do not impose any liabilities or other obligations on the part of the Buyer Parties;

(viii)     (A) hire any new AM Business Employees or permit any employee of another business of the Seller Parties to become an AM Business Employee, (B) terminate any Targeted Employee, (C) transfer any of the Targeted Employees to any other Seller Party or to any other business of the Seller Parties, or (D) change the position or job title of any Targeted Employee other than any such change made in the Ordinary Course of Business;

(ix)     enter into any transaction or commit to make, or enter into any Contract, or terminate, amend or modify any Contract, in either case, that is material to the AM Business, other than transactions, commitments, Contracts, terminations, amendments or modifications made in the Ordinary Course of Business;

(x)     commit to make any capital expenditures exclusively related to the AM Business that would be binding on the Company and its Subsidiaries, except in the Ordinary Course of Business;

(xi)     disclose any Trade Secrets included in the Assigned IPR, other than in the Ordinary Course of Business subject to industry-standard and customary non-disclosure agreements;

(xii)     amend, modify or supplement the Spin Off Agreements or Business Transfer Agreements except to the extent permitted by Section 2.02(b);

(xiii)     take any action that causes any of the representations and warranties made by the Seller in this Agreement not to remain true and correct in any material respect;

(xiv)     agree or commit to do any of the foregoing; or

(xv)     to the extent that taking any of the following actions would affect the Buyer Parties’ ownership of the Assigned IPR or Transferred Assets after the Closing Date, make or change any material Tax election, settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, file any material amended Tax Return, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment.

Section 5.03  Operation of the Newcos. Except (a) for the consummation of the Transactions, (b) to the extent requested or consented to by the Buyer prior to the Closing Date or (c) in accordance with the Employment Matters Appendix and the Spin Off Agreements, during the period from the date of incorporation of each Newco and continuing until the earlier of the termination of this Agreement or the Closing Date, the Seller shall not permit any Newco to do any of the following:

(i)     amend or modify its organizational documents;

(ii)     conduct any business;

(iii)     enter into any Contract, except the Spin Off Agreements to which it is a party in the form agreed by the Buyer, and any other Contract as may be agreed by the Buyer;

(iv)     incur any liabilities except as expressly contemplated in this Agreement;

(v)     hire any employees with an effective date prior to the Closing Date;

(vi)     enter into any Tax sharing, allocation, closing or similar arrangement (including an indemnity arrangement); incur any liability for any Taxes of any Person (other than the Newcos) by operation of law, as a transferee or successor, by contract, or for any other reason; be a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code; be treated as a U.S. corporation under Section 7874(b) of the Code; be created or organized in the United States such that any Newco would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulation Section 301.7701-5(a); make or change any Tax election with respect to any Newco, including an entity classification election (IRS Form 8832) under Section 7701 of the Code and an election to be treated as a domestic corporation under Section 897(i) of the Code; change its annual Tax accounting period; adopt or change its method of Tax accounting; surrender any right to claim a Tax refund; settle or compromise any claim, notice, audit report or assessment in respect of Taxes; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or

(vii)     agree or commit to do any of the foregoing.

Section 5.04  Publicity. The Parties shall (i) develop a joint communication plan with respect to this Agreement and the Transactions, (ii) ensure that all press releases and other public statements with respect to this Agreement and the Transactions made by the Parties or their respective representatives and Affiliates shall be consistent with such joint communication plan, and (iii) consult promptly with each other prior to issuing any press release or otherwise making any public statement with respect to this Agreement, the Stock Purchase and the Transactions, provide to the other Party for review a copy of any such press release or statement, and not issue any such press release or make any such public statement without the other Parties’ consent, unless any Party determines in good faith that such disclosure is required or advisable under Applicable Law or any listing agreement with, or rules and regulations of, a securities exchange.

Section 5.05  Access. Unless prohibited by Applicable Law, until the Closing Date, the Seller shall permit representatives of the Buyer (including legal counsel and accountants) to have, upon prior written notice, reasonable access during normal business hours and under reasonable circumstances, and in a manner so as not to interfere with the normal operation of the AM Business, to the premises, books, records (including Tax records), Contracts, and documents of or primarily pertaining to the AM Business. Neither the Buyer nor any of its representatives shall contact any employee, customer, supplier or landlord of the Seller without the prior written consent of the Seller. The Buyer shall retain for a reasonable period after the Closing Date (and at least as long as is consistent with the Buyer’s record-retention policies and practices), those books, records (including Tax records), Contracts and documents of or pertaining to the AM Business, and shall provide the Seller and its representatives reasonable access thereto, during normal business hours and upon prior written notice, for reasonable business purposes only.

Section 5.06  Confidentiality. The Buyer and the Seller shall comply with, and shall cause its representatives to comply with, all of its and their obligations under the confidentiality agreement, dated as of July 23, 2012 (the “Confidentiality Agreement”), between the Seller and the Buyer with respect to the terms and conditions of this Agreement and the Transactions and the Company information disclosed pursuant to Section 5.04 or otherwise, which agreement shall terminate upon the Closing Date. The Seller agrees that, after the Closing, the Seller Parties shall exercise the same degree of care with respect to maintaining the confidentiality of any AM Business Information (as defined below) in any of their possession that the Seller Parties exercise with respect to similar types of their own proprietary information, but in no event less than a reasonable degree of care, except that any AM Business Information (a) required by Applicable Law or legal or administrative process to be disclosed (including any subpoenas or other requests with the force of Applicable Law) may be disclosed, provided that, if reasonably possible, the Seller shall first notify the Buyer of such disclosure requirement so that the Buyer or its Affiliates may seek a protective Order or other appropriate remedy, (b) may be disclosed to the Seller’s and its Affiliates’ legal counsel, accountants, banks and financing sources and their respective advisors, and (c) may be disclosed to current or potential customers, suppliers, creditors, acquirors, contractors, agents, consultants and business partners that are bound by appropriate and customary confidentiality obligations and in the Ordinary Course of Business. For purposes of this Section 5.06, the term “AM Business Information” means (a) all Trade Secrets constituting Assigned IPR, and (b) all confidential or proprietary information provided by the Buyer or any of its Affiliates to the Seller or any of its Affiliates in connection with the Transactions, in each case, other than any such information that (i) is disclosed to the Seller or any of its Affiliates by a third person that has a legal right to make such disclosure without requiring the Seller or any of its Affiliates to maintain the confidentiality thereof, (ii) is or becomes part of the public domain through no fault of the Seller or its Affiliates, or (iii) is independently developed by or for the Seller or any of its Affiliates as evidenced by its written records, without reference to AM Business Information.

Section 5.07  Exclusivity. From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, the Seller shall not, and shall ensure that no Affiliate of the Seller or any of their respective directors, officers, employees, agents or representatives shall, directly or indirectly: (i) materially discuss, solicit, facilitate or encourage the initiation of any inquiry, proposal or offer from any Person (other than the Buyer) relating to the acquisition of all or any portion of the AM Business; (ii) participate in any material discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than the Buyer or Spansion LLC) relating to or in connection with any possible acquisition of all or any portion of the AM Business; or (iii) encourage or accept any proposal or offer from any Person (other than the Buyer or Spansion LLC) relating to any possible acquisition of all or any portion of the AM Business. The Seller shall, and shall ensure that each Affiliate of the Seller and any of their respective directors, officers, employees, agents or representatives, immediately cease any discussions with any Person regarding any possible acquisition, whether directly or indirectly, of all or any portion of the AM Business, and to the extent possible, the Seller shall seek the return or destruction of all information of the AM Business shared with any Person in connection with a possible acquisition of all or any portion of the AM Business.

Section 5.08  Financial Statements. Prior to the Closing, the Seller shall prepare and cause its independent auditor to audit (including the delivery of an unqualified opinion) the balance sheet and statement of operations, cash flow and stockholders’ equity of the AM Business as of and for the twelve (12) month periods ending March  31, 2013 and March 31, 2012 (the “Audited Financial Statements”). Within forty (40) days after the Closing (or forty-five (45) days after the Closing if the Closing does not occur on the 1st day of a calendar month), the Seller shall prepare and cause its independent auditor to review financial statements for the AM Business, for the periods (i) between April 1, 2013 to the Closing Date and (ii) between April 1, 2013 to June 30, 2013 (collectively, the “Stub Financial Statements”). In addition, following the Closing, if required for the preparation of pro-forma financial statements that the Buyer is required to file with the SEC for any purpose, the Seller Parties shall, and shall cause their officers, directors, employees and representatives to, provide commercially reasonable assistance to the Buyer in connection with the Buyer’s preparation of unaudited financial statements for the AM Business for the applicable period so that the Buyer may file such pro-forma financial statements as necessary.  To the extent required by the SEC, all such financial statements shall be prepared in accordance with U.S. GAAP and Regulation S-X of the SEC and in a manner reasonably satisfactory to the Buyer’s independent auditors.  The Buyer shall bear the first Six Hundred Thousand U.S. Dollars ($600,000) in costs and expenses (and the Buyer and the Seller shall share equally all additional costs and expenses above Six Hundred Thousand U.S. Dollars ($600,000)) with respect to the Seller’s independent auditor and other audit related third party expenses with respect to the audit of the Audited Financial Statements and the preparation of the Stub Financial Statements.  Prior to and after the Closing, the Seller shall request, and take all reasonable steps necessary to encourage, its auditors to cooperate with the Buyer and provide all necessary consents required by the SEC and with its preparation of any financial statements or other reports required by Applicable Law. Promptly following the Effective Date, the Buyer shall petition the SEC for a Relief Request, and take all reasonable steps necessary to obtain such relief, to provide the Statement of Assets Acquired and Liabilities Assumed and Statement of Revenues and Direct Expenses to satisfy the financial statement requirements of Rule 3-05 of Regulation S-X (the “Relief Request”) and request that such financial statements may be prepared according to IFRS standards. Provided approval of the Relief Request is granted by the SEC, the Statement of Assets Acquired and Liabilities Assumed and Statement of Revenues and Direct Expenses can be provided in lieu of full financial statements required in by this Section 5.08. If the Relief Request is granted, the Buyer shall bear the first Three Hundred Thousand U.S. Dollars ($300,000) in costs and expenses (and the Buyer and the Seller shall share equally all additional costs and expenses above Three Hundred Thousand U.S. Dollars ($300,000)) with respect to the Seller’s independent auditor and other audit related third party expenses with respect to the Statement of Assets Acquired and Liabilities Assumed and Statement of Revenues and Direct Expenses.

Section 5.09  No Other Representations or Warranties. Except for the representations and warranties made by the Seller that are expressly set forth in Article 3 (as modified by the Seller Disclosure Schedules, the Overseas Seller Party Disclosure Schedules or the Supplemental Seller Disclosure Schedules, as applicable), in any certificate provided pursuant to Sections 7.02(a) and 7.02(b), in any Ancillary Document, in the Inventory Purchase and Sale Agreement, or the Equipment Tester Transfer Agreement, no Seller Party, nor any of their respective Affiliates, officers, directors, employees or other representatives, makes, or shall be deemed to have made, any other representation or warranty, express or implied, of any kind, including any representation or warranty as to merchantability, habitability, workmanship, profitability, future performance, fitness for a particular purpose or non-infringement, ownership, validity, enforceability or sufficiency, whether or not contained in any document or other communication provided or otherwise made available to the Buyer or any Person acting on behalf of the Buyer during the course of due diligence or otherwise (including in any management presentation, information or offering memorandum, supplemental information, data room, estimate, projection, forecast, plan, budget or other forward-looking information or other materials or information with respect to any of the above).

ARTICLE 6

POST-CLOSING COVENANTS

Section 6.01  General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each Party shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request.

(a)     Wrong Pocket Assets and Liabilities. Without limiting the generality of the foregoing, after the Closing, if any tangible assets, mail, or other communications, that are Transferred Assets (other than Intellectual Property Rights and Technology, which are addressed in the IP Assignment Agreement and the IP License Agreement), have not, but should have, been included in the Transferred Assets (other than Intellectual Property Rights, which are addressed in the IP Assignment Agreement and the IP License Agreement) conveyed to the Buyer Parties at the Closing (the “Omitted Assets”), the Seller Parties will take such actions as necessary to transfer, or cause to be transferred, such Omitted Assets to the Buyer Parties. Pending such transfer, the Seller Parties will hold such Omitted Assets and provide to Purchaser all of the benefits (including any amounts paid to the Seller Parties in respect thereof) associated with the ownership thereof, and the Seller Parties will cause such Omitted Assets to be used or retained as may be reasonably instructed by the Buyer. After the Closing, if any Excluded Assets have, but should not have, been transferred or conveyed to the Buyer Parties at the Closing (the “Extra Assets”), the Buyer Parties will take such actions as necessary to transfer, or cause to be transferred, such Extra Assets to the Seller Parties. Pending such transfer, the Buyer Parties will hold such Extra Assets and provide to the Seller Parties all of the benefits (including any amounts paid to the Buyer Parties in respect thereof) associated with the ownership thereof, and the Buyer Parties will cause such Extra Assets to be used or retained as may be reasonably instructed by the Seller.

(b)     Accounts Receivable. After the Closing, the Buyer shall promptly (but in no event later than thirty (30) days after receipt thereof) deliver to the Seller any cash, checks or other property that the Buyer Parties receive following the Closing to the extent relating to the accounts receivable included in the Excluded Assets, and the Seller shall promptly (but in no event later than thirty (30) days after receipt thereof) deliver to the Buyer any cash, checks or other property that the Seller Parties receive to the extent included in the Transferred Assets.

(c)     Accounts Payable. The Buyer Parties, on the one hand, and the Seller Parties, on the other hand, will promptly deliver to the other a true copy of any invoice, written notice of accounts payable, or written notice of a dispute as to the amount or terms of any accounts payable received from the creditor of such accounts payable to the extent such accounts payable is owed by the other Party. Should any of the Buyer Parties discover that it paid an accounts payable included in the Excluded Liabilities that is owed by a Seller Party, then the Buyer shall provide written notice of such payment to such Party, and such Party shall within thirty (30) days of the receipt of such notice, pay to the Party who paid such accounts payable by wire transfer of immediately available funds to the account designated by such Party all amounts listed on such notice that are attributable to such accounts payable owed by such other Party. Should any of the Seller Parties discover that it paid an accounts payable included in the Assumed Liabilities that is owed by a Buyer Party, then the Seller shall provide written notice of such payment to such Party, and such Party shall within thirty (30) days of the receipt of such notice, pay to the Party who paid such accounts payable by wire transfer of immediately available funds to the account designated by such Party all amounts listed on such notice that are attributable to such accounts payable owed by such other Party.

(d)     Other Pro-rations. Except as otherwise provided in the Transition Services Agreement or the Employment Matters Appendix, as promptly as practicable following the Closing Date, but in no event later than sixty (60) days thereafter, any periodic amounts that straddle the Closing Date such as local business or other license fees, registration fees, utilities, and other similar periodic amounts payable with respect to the Transferred Assets, the Agreed Contracts, the Assumed Liabilities, the Assigned IPR or the Transferred Employees shall be prorated as between the Buyer and the Seller effective as of the close of business on the Closing Date and the Parties shall reimburse each other accordingly.

Section 6.02  Tax Matters.

(a)     Tax Return Filings.

(i)     The Seller shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Taxing Authorities all Tax Returns required to be filed by the Newcos or with respect to the Assigned IPR, Transferred Assets or the Assumed Liabilities (1) for all taxable periods ending on or before the Closing Date or (2) that are due on or before the Closing Date (each such Tax Return, a “Seller Return”). If necessary to permit the Seller to properly file (or cause to be filed) any Seller Return, the Buyer shall cause each Seller Return to be executed by an authorized Person on behalf of the appropriate Newco.

(ii)     The Buyer shall prepare and timely file (or cause to be prepared and timely filed) with the appropriate Taxing Authorities all Tax Returns (other than Seller Returns) required to be filed by the Newcos or with respect to the Assigned IPR, Transferred Assets or Assumed Liabilities for all taxable periods beginning on or before the Closing Date that are due after the Closing Date (each such Tax Return, a “Buyer Return”).

(iii)     Notwithstanding anything to the contrary herein, no liability in respect of Tax shown on any Buyer Return shall be considered to constitute a Loss or Indemnified Pre-Closing Tax subject to indemnity pursuant to Section 9.01 unless the Buyer shall have provided the Seller with a copy of such Buyer Return for review and approval at least thirty (30) days before the filing due date of such Buyer Return (or, if required to be filed within thirty (30) days after the Closing Date, as soon as reasonably practicable following the Closing), accompanied by a statement (a “Pre-Closing Tax Statement”) setting forth and calculating in reasonable detail the Pre-Closing Taxes and Indemnified Pre-Closing Taxes that are shown as due on such Tax Return. Each Pre-Closing Tax Statement shall be treated as the notice required by Section 9.04(a) in respect of any claim for indemnity by any Buyer Indemnified Party in respect of the Indemnified Taxes shown thereon.

(iv)     Notwithstanding anything to the contrary herein, no liability in respect of Tax shown on any Seller Return shall be considered to constitute a Loss or Indemnified Post-Closing Tax subject to indemnity pursuant to Section 9.02 unless the Seller shall have provided the Buyer with a copy of such Seller Return for review and approval at least thirty (30) days before the filing due date of such Seller Return (or, if required to be filed within thirty (30) days after the Closing Date, as soon as reasonably practicable following the Closing), accompanied by a statement (a “Post-Closing Tax Statement”) setting forth and calculating in reasonable detail the Post-Closing Taxes and Indemnified Post-Closing Taxes that are shown as due on such Tax Return. Each Post-Closing Tax Statement shall be treated as the notice required by Section 9.04(b) in respect of any claim for indemnity by any Seller Indemnified Party in respect of the Indemnified Taxes shown thereon.

(v)     If the Seller disagrees with the manner of preparation of a Buyer Return, or the amount of Pre-Closing Taxes or Indemnified Pre-Closing Taxes calculated in a Pre-Closing Tax Statement, or if the Buyer disagrees with the manner of preparation of a Seller Return, or the amount of Post-Closing Taxes or Indemnified Post-Closing Taxes calculated in a Post-Closing Tax Statement, within twenty (20) days after receipt of such Buyer Return, Seller Return, Pre-Closing Tax Statement or Post-Closing Tax Statement, as the case may be, the disagreeing Party shall provide to the other Party a notice of such dispute (a “Tax Statement Dispute”), together with a written explanation of the reasons for its disagreement. If the disagreeing Party does not provide a notice of Tax Statement Dispute within such twenty-day period, the disagreeing Party shall be deemed to have accepted the Buyer Return, Seller Return, Pre-Closing Tax Statement or Post-Closing Tax Statement, as the case may be, relating thereto for purposes of Article 9. The Buyer and the Seller shall work in good faith to resolve their disagreement within ten (10) days following the disagreeing Party’s notification to the other Party of a Tax Statement Dispute. If the Seller and the Buyer cannot reach complete agreement within such ten (10) day period, they each shall select a Tax expert from an accounting firm or law firm knowledgeable in the area of the dispute, and such experts shall attempt to resolve the differences. Each Party shall be responsible for the costs and fees of its Tax expert. If the Buyer and the Seller are unable to resolve their disagreement through their respective Tax experts within twenty (20) days following the disagreeing Party’s notification to the other Party of the Tax Settlement Dispute, the dispute shall be submitted to a mutually agreeable arbitrator (the “Tax Arbitrator”) for resolution within five (5) days of such failure to resolve the disagreement. The decision of the Tax Arbitrator with respect to such dispute shall be binding upon the Parties.

(vi)     The Tax Arbitrator shall be required to resolve the matters set forth in the Tax Statement Dispute upon which the Buyer and the Seller have disagreed (the “Disputed Items”) in accordance with the terms and provisions of this Agreement. In connection with the resolution of the Disputed Items by the Tax Arbitrator: (A) within ten (10) days of the Tax Arbitrator signing an engagement letter, the disagreeing Party shall furnish or cause to be furnished to the Tax Arbitrator the data, correspondence and other materials it presented to the other Party pursuant to this Section 6.02(a) (including all settlement offers), together with a statement of the value that the disagreeing Party assigns to each Disputed Item (with a copy thereof to the other Party), (B) within five (5) days of receiving materials identified in this Section 6.02(a)(vi), the other Party shall furnish or cause to be furnished to the Tax Arbitrator the data, correspondence and other materials it presented to the disagreeing Party pursuant to this Section 6.02(a) (including all settlement offers), together with a statement of the value that the other Party assigns to each Disputed Item (with a copy thereof to the disagreeing Party); (iii) each of the disagreeing Party and the other Party shall be afforded the opportunity to make a presentation to the Tax Arbitrator relating to the Disputed Items and to discuss such Disputed Items with the Tax Arbitrator, in each case in the presence of the other Party; (iv) no ex parte communications with the Tax Arbitrator shall be permitted; (v) the determination by the Tax Arbitrator for each Disputed Item shall be equal to one of the values, or within the range between the values, assigned to such Disputed Item by the Seller and the Buyer; and (vi) the Parties shall request that the determination by the Tax Arbitrator be delivered in a written report to both the Seller and the Buyer within sixty (60) days of the Tax Arbitrator signing its engagement letter, and such determination shall be final and binding on the Parties. The engagement letter with the Tax Arbitrator shall permit the Tax Arbitrator to engage a law firm, mutually acceptable to the Parties, to assist with the interpretation of terms of this Agreement relevant to the Disputed Items. The fees and expenses of the Tax Arbitrator shall be allocated to and paid by each of the Seller and the Buyer based on the percentage of the portion of the total contested amount not awarded in such Party’s favor bears to the total amount contested by the Seller and the Buyer, as determined by the Tax Arbitrator.

(vii)     The Buyer Parties and the Seller Parties shall cooperate fully with the Tax Arbitrator and respond on a timely basis to all requests for information or access to documents or personnel made by the Tax Arbitrator or by the other Party, all with the intent to fairly and in good faith resolve all disputes relating to the Tax Statement Dispute as promptly as reasonably practicable.

(b)     Allocation of Taxes. The Buyer shall not permit any Newco to take any action after Closing on the Closing Date that is out of the Ordinary Course of Business, except as required by the express terms of this Agreement, the other Ancillary Documents, the Inventory Purchase and Sale Agreement, and the Equipment Tester Transfer Agreement. With respect to any Straddle Period, Taxes incurred by the Newcos or with respect to the Assigned IPR, Transferred Assets or the Assumed Liabilities shall be allocated between the Pre-Closing Tax Period and Post-Closing Tax Period as follows: (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of any property, based on the Taxes which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the Closing Date; and (ii) in the case of Taxes imposed on a periodic basis, or otherwise measured by the level of any item with respect to the assets of any Newco, or with respect to any Assigned IPR, Transferred Asset or Assumed Liability, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 6.02(b) taking into account the type of Tax to which the credit or refund relates.

(c)     Refunds of Certain Taxes.

(i)     If, as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or other determination, there has been a refund with respect to Taxes that would be Indemnified Pre-Closing Taxes if unpaid as of the Closing Date or paid pursuant to a claim for indemnification under Section 9.01, the Buyer shall promptly pay an amount equal to such refund (net of applicable expenses), and any interest actually received thereon, to the Seller upon receipt by (including by way of reduction in the amount of a Tax otherwise payable in the year of such audit or examination, claim for refund, filing of an amended return or other determination or the following year by) the Buyer Parties, unless and to the extent that the entitlement to such refund or reduction was taken into account in computing the amount of indemnified Loss in respect of such Taxes. Notwithstanding the foregoing, any such refunds of Taxes shall be for the account of the Buyer to the extent such refunds of Taxes are attributable (determined on a marginal basis) to the carryback of items of loss, deduction or credit, or other Tax items, of the Buyer Parties arising after the Closing Date. For the avoidance of doubt, the Buyer shall not offset any Tax refunds payable to the Seller hereunder against any indemnifiable Losses except with the prior written consent of the Seller. The Buyer Parties shall cooperate to the extent reasonably requested by the Seller in attempting to obtain a refund of any Taxes that would be Indemnified Pre-Closing Taxes if unpaid as of the Closing Date or paid pursuant to a claim for indemnification under Section 9.01.

(ii)     If, as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or other determination, there has been a refund with respect to Taxes that would be Indemnified Post-Closing Taxes if paid pursuant to a claim for indemnification under Section 9.02, the Seller shall promptly pay an amount equal to such refund (net of applicable expenses), and any interest actually received thereon, to the Buyer upon receipt by (including by way of reduction in the amount of a Tax otherwise payable in the year of such audit or examination, such claim for refund, such filing of an amended return or such other determination or the following year by) the Seller Parties, unless and to the extent that the entitlement to any refund or reduction was taken into account in computing the amount of indemnified Loss in respect of such Taxes. Notwithstanding the foregoing, any such refunds of Taxes shall be for the account of the Seller to the extent such refunds of Taxes are attributable (determined on a marginal basis) to the carryforward of items of loss, deduction or credit, or other Tax items, of the Seller Parties arising on or before the Closing Date. For the avoidance of doubt, the Seller shall not offset any Tax refunds payable to the Buyer hereunder against any indemnifiable Losses except with the prior written consent of the Buyer. The Seller Parties shall cooperate to the extent reasonably requested by the Buyer in attempting to obtain a refund of any Taxes that would be Indemnified Post-Closing Taxes if paid pursuant to a claim for indemnification under Section 9.02.

(iii)     The Buyer or Seller, as applicable, shall repay to the other the amount paid over pursuant to this Section 6.02(c) (plus any penalties, interest or other charges imposed by the relevant Taxing Authority) in the event that the Buyer or Seller, as applicable, is required to repay such refund to such Taxing Authority. This paragraph shall not be construed to require the Buyer Parties or the Seller Parties to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential in its sole discretion) to the other party or any other Person.

(d)     Audits and Contests Regarding Taxes. Any Party who receives, or whose Affiliate receives, any notice of a pending or Threatened Tax audit, assessment or adjustment or other Proceeding related to Taxes of the Newcos or with respect to the Assigned IPR, Transferred Assets or the Assumed Liabilities, that may give rise to a right to indemnification pursuant to the terms of Article 9 shall promptly notify the other Party within five (5) Business Days of receipt of such notice. The Buyer and the Seller shall consult with and keep the other informed on a regular basis regarding the status of any Tax Proceeding to the extent that such Proceeding could reasonably be expected to affect a liability of either of the Parties (including indemnity obligations hereunder). The Seller shall have the right to represent the interests of the Buyer Parties in any Tax Proceeding pertaining to Indemnified Pre-Closing Taxes or Taxes of the Seller and to employ counsel of its choice at the Seller’s expense in such Proceeding, and to control the disposition of any issue involved in such Proceeding; provided that, the Buyer shall have the right to jointly control any such Proceeding relating solely to the Newcos; provided further that, in any such Proceeding that could affect the Assigned IPR or Transferred Assets for any taxable period after the Closing Date, the Buyer shall have the right to participate in such Proceeding at its own expense and Seller shall not settle such Proceeding in a manner that could reasonably be expected to adversely affect the Buyer Parties without the Buyer’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed. Both the Buyer and the Seller shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for related Taxes, at their own expense, in any Tax Proceeding involving a Straddle Period, or involving both a taxable period of any of the Newcos ending on or before the Closing Date and a taxable period ending after the Closing Date, and no such Proceeding may be settled or compromised by the Seller or the Buyer without the consent of both the Seller and the Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed. Except as otherwise provided in this Section 6.02(d), the provisions of Article 9, including the provisions therein addressing settlement authority, shall govern the manner in which Tax Proceedings are conducted.

(e)     Cooperation, Access to Information and Records Retention. The Seller and the Buyer shall cooperate as and to the extent reasonably requested by the other in connection with the preparation and filing of Tax Returns as provided herein and any Proceeding with respect to Taxes of the Newcos, or with respect to the Assigned IPR, Transferred Assets or Assumed Liabilities. Such cooperation shall include the provision of records and information reasonably relevant to any Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer shall (i) retain all books and records relevant to Taxes of the Newcos, Assigned IPR, Transferred Assets and the Assumed Liabilities, including such books and records relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such respective taxable period, and (ii) give the Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Seller so requests, the Buyer shall allow the Seller to take possession of or copy such books and records.

(f)     Tax Certificates. The Buyer and the Seller shall, upon request of the other, use all reasonable efforts to obtain any certificate or other document from any Governmental Body, provide any certificate or other document, or cooperate with the other Party, as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Transactions. At the Closing, the Seller Parties shall deliver to the Buyer, as appropriate: (i) with respect to the transfer of the Transferred Assets and assumption of Assumed Liabilities in the United States under the Business Transfer Agreement with respect to which Fujitsu Semiconductor America, Inc. is a party, a duly executed and acknowledged certificate of non-foreign status, in the form attached as Exhibit K hereto (the “FIRPTA Certificate of Non-Foreign Status”); and (ii) a duly executed and acknowledged affidavit, in the form attached as Exhibit L hereto (the “FIRPTA Affidavit”), dated within seven (7) days of the Closing Date.

(g)     The Seller shall disclose and provide copies to the Buyer of any documentation related to (1) any material Tax holidays or rulings with respect to the Assigned IPR, the Transferred Assets and the Assumed Liabilities that would be in effect after the Closing and (2) any material Tax holidays or rulings with respect to the Newcos.

Section 6.03  Non-Competition Covenant.

(a)     Non-Compete. For the period commencing on the Closing Date and ending on the earlier of March 31, 2017 or the third (3rd) anniversary of the Closing Date (the “Non-Compete Period”), the Seller Parties and all other Affiliates of Fujitsu shall not (for themselves or on behalf of any other Person) engage in the design, manufacture (including having manufactured), marketing, sale and distribution of any AM Products or products that are designed primarily to perform the same functionalities as and are capable of replacing the AM Products (such products, collectively, “Competing Products,” and such activities, collectively, “Competitive Activities”). The Seller Parties shall not permit any of their successors or assigns to engage in Competitive Activities during the Non-Compete Period.

(b)     Damages. Because of the difficulty of measuring economic losses to the Buyer and its Affiliates as a result of a breach of the foregoing covenants in this Section 6.03 (as qualified by subsections (d), (e) and (f) below), and because of the immediate and irreparable damage that could be caused to the Buyer and its Affiliates for which it would have no other adequate remedy, the Seller Parties agree that the foregoing covenants in this Section 6.03 (as qualified by subsections (d), (e) and (f) below) may be enforced in accordance with Applicable Law by the Buyer in the event of breach by the Seller Parties, in addition to, but not in lieu of, its other rights and remedies (including monetary damages) under Applicable Law, by injunctions, restraining orders or other equitable remedies, without the necessity of posting an injunction bond.

(c)     Reasonable Restraint. It is agreed by the Parties that the foregoing covenants in this Section 6.03 (as qualified by subsections (d), (e) and (f) below) impose a reasonable restraint on the Seller Parties or their successors or assigns, in light of the AM Business on the Effective Date. It is the intent of the Parties that the provisions of this Section 6.03 be enforced to the fullest extent permissible under the Applicable Laws applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Section 6.03 shall be adjudicated to be invalid or unenforceable, this Section 6.03 shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of such Section 6.03 in the particular jurisdiction in which such adjudication is made.

(d)     Exceptions to Non-Compete. Notwithstanding anything in Section 6.03(a) to the contrary, the Seller Parties (and their successors and assigns) shall have the right to do any of the following in this clause (d) (and shall have the right to subcontract or arrange for any Third Party to do any of the following in this clause (d)), including for themselves or on behalf of any other Person:

(i)     Engage in the design, manufacture (including having manufactured), marketing, sale and distribution of the following product and business lines of the Seller Parties (and their successors and assigns):

(1)	highspeed DAC for communications applications;

(2)	any semiconductor product with an FR-V core;

(3)	FRAM devices with an 8FX or an ARM core;

(4)	RF transceiver devices for 3G, LTE or successor communication standard; and

(5)

any Application Specific Standard Product (ASSP) device incorporating an FR or ARM core (e.g., graphic design controller (GDC), high speed interface bridge, imaging signal processor, video code, etc.).

(ii)     Engage in the marketing, sale and distribution of Competing Products designed by or for Third Parties (e.g., as a distributor or reseller for such Third Parties), but solely to the extent (A) permitted under the Distribution Agreement, or (B) incorporated as components into systems or modules, including modules sold as sub-assemblies for inclusion in system products.

(iii)     Engage in the manufacture (including wafer manufacturing, sorting, assembly and testing activities) of (A) ASICs manufactured or sold by the Seller Parties prior to the Closing Date (and any new versions, updates, upgrades, enhancements, subsequent generations or successor products thereof), (B) Competing Products designed by or for Third Parties; provided that, Seller shall pay the applicable royalties set forth in the IP License Agreement.

(iv)     Accept and process returns of any AM Products that were ordered or purchased prior to the Closing Date, and engage in the sale, transfer or other disposition of, or support, replacement, maintenance or performance of other services for, such AM Products.

(v)     Own, directly or indirectly, securities of any Person if such securities are held by any retirement, pension, medical or other benefit plan, where a fiduciary of the beneficiaries of such plan exercises independent investment oversight of the assets of such plan.

(vi)     Own, directly or indirectly, securities of any Person engaged in any Competitive Activities that is not a Subsidiary of the Seller; provided that, the permitted percentage of ownership of any such Person, whether as principal, partner, officer, director, member or stockholder, shall not exceed five percent (5%) of (or the right to acquire more than five percent (5%) of) any class of equity securities of any such Person.

(e)     Clarifications. In addition, the Parties acknowledge and agree that for the avoidance of doubt, the performance of any of the following activities for or on behalf of Buyer and its Affiliates are not considered Competitive Activities:

(i)     Engaging in any activities for or on behalf of the Buyer or any of its Affiliates, including manufacturing, sorting, assembly, testing, marketing, sale, distribution, licensing, support and maintenance of AM Products, or engaging in any activities that are expressly permitted by any of the Transaction Agreements or any other agreements entered into with the Buyer of any of its Affiliates.

(ii)     Engaging in the sale, transfer or other disposition of inventory of any AM Product to the Buyer, any of its Affiliates, or their respective designees.

(f)     Other Provisions. Notwithstanding anything in Section 6.03(a) or Section 6.03(d)(vi) to the contrary:

(i)     The acquisition (whether by merger or otherwise and including the acquisition of securities in any Person in excess of five percent (5%)) by the Seller Parties or any of their Affiliates of a Person, or the entering into of a joint venture by the Seller Parties or any such Affiliate (without the divestiture of any business of any Seller Party or any of their Affiliates), that, at the time of such acquisition or joint venture, is engaged in any Competitive Activities and the continuation of such activities following such acquisition or joint venture shall not be a breach of the terms of Section 6.03(a); provided that the average portion of the revenues of such Person and its Subsidiaries or such joint venture on a consolidated basis for the last three (3) fiscal years ending prior to the time of such acquisition or entering into of such joint venture (or for such shorter period of time as such revenue information is available) that is attributable to any Competitive Activities of such Person and its Subsidiaries or such joint venture (the “Competitive Revenues”) account for, (A) if the Competitive Revenues of such Person and its Subsidiaries or such joint venture are equal to or greater than Five Million U.S. Dollars ($5,000,000), less than thirty-five percent (35%) of such Person’s and its Subsidiaries’ consolidated annual revenues or such joint venture’s revenues for such period, or, (B) if the Competitive Revenues of such Person and its Subsidiaries or such joint venture are less than Five Million U.S. Dollars ($5,000,000), seventy-five percent (75%) of such Person’s and its Subsidiaries’ consolidated annual revenues or such joint venture’s revenues for such period; provided that in each case, the Seller Parties shall vote against such joint venture from engaging in Competitive Activities and will not themselves participate in the Competitive Activities, or permit their Subsidiaries to participate in such Competitive Activities; or

(ii)     If the Seller Parties or any of their Affiliates divest a business to a Person (including any divestiture of such business into a joint venture), which Person is not engaged in any Competitive Activities at the time of such divestiture, then such Person’s engagement in any Competitive Activities thereafter shall not be a breach of the terms of Section 6.03(a) if such Person is not a Subsidiary of the Seller while engaging in such Competitive Activities.

Section 6.04  Transitional Services. The Seller Parties shall provide the Buyer Parties the Transitional Services in accordance with the Transition Services Agreement.

Section 6.05  Newco Board and Shareholder Actions. Immediately following the Closing, on the Closing Date, the Buyer shall cause each Newco to (i) obtain the necessary approval of its board of directors and/or shareholder’s meeting, as applicable, pursuant to the Companies Act to appoint new directors and statutory auditors (if any) and (ii) make application for the commercial registration of the resignations of the Seller-designated directors and statutory auditors (if any) and the appointment of new directors and statutory auditors (if any). The Buyer shall promptly provide the Seller with a copy of such updated commercial registration of each Newco on the Business Day on which such updated commercial registration becomes publicly available.

ARTICLE 7

CLOSING CONDITIONS

Section 7.01  Conditions to Closing Obligations of Each Party under this Agreement. The respective obligations of each Party to effect the Transactions at the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in writing by such Party, in whole or in part):

(a)     Proceedings. No Governmental Body of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or Order (whether temporary, preliminary or permanent) that (i) is in effect and (ii) has the effect of making any of the Transactions illegal or otherwise prohibiting consummation of any of the Transactions contemplated by the Transfer Agreements; provided, however, that each Party shall have complied with its obligations under Section 5.01.

(b)     Regulatory Approvals. Any applicable mandatory waiting periods, together with any extensions thereof, including any additional waiting period required as a consequence of any supplemental request by a Governmental Body and under any Antitrust Laws, shall have expired or been terminated.

(c)     Completion of Agreements.

(i)     The Parties shall have agreed on the final lists of Transferred Assets, Assumed Liabilities, Agreed Contracts, Transferred Employees, Excluded Liabilities and Excluded Assets relevant to each Spin Off Agreement in effect as of the Closing Date.

(ii)     The Parties shall have agreed on the final forms of the Business Transfer Agreements, the Inventory Purchase and Sale Agreement, the Equipment Tester Transfer Agreement, the Transition Services Agreement, the schedules to the IP Assignment Agreement and any other Ancillary Document that remains to be agreed as of the Effective Date.

Section 7.02  Additional Conditions to Obligations of the Buyer. The obligations of the Buyer Parties to effect the Transactions at the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in writing by the Buyer, in whole or in part):

(a)     Representations and Warranties.

(i)     The representations and warranties of the Seller set forth in the first sentence of Section 3.01 and in Section 3.02 shall be true and correct in all respects as of the Effective Date and as of the Closing Date (as if made as of such time), except to the extent that such representations and warranties expressly relate to a specific date, in which case, such representations and warranties shall be true and correct in all respects as of such specific date.

(ii)     The other representations and warranties of the Seller set forth in Article 3 and given on the Effective Date (other than those set forth in the first sentence of Section 3.01 and in Section 3.02) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Effective Date and as of the Closing Date (as if made as of such time), except (x) to the extent that such representations and warranties expressly relate to a specific date, in which case, such representations and warranties shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of such specific date and (y) where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect after the Closing on the AM Business, taken as a whole.

(iii)     The representations and warranties of the Seller set forth in Sections 3.09, 3.11, 3.12, 3.13, 3.15 and 3.18 with respect to the Overseas Seller Parties and given in the Overseas Seller Party Disclosure Certificate shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of such certificate and as of the Closing Date (as if made as of such time), except (x) to the extent that such representations and warranties expressly relate to a specific date, in which case, such representations and warranties shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of such specific date and (y) where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect after the Closing on the AM Business, taken as a whole.

(iv)     The Buyer shall have received a certificate signed on behalf of the Seller to the effect set forth in Sections 7.02(a)(i), (ii) and (iii) (the “Seller’s Closing Date Bringdown Certificate”).

(b)     Covenants. The Seller Parties shall have performed or complied with all of their covenants hereunder and in the Fujitsu Pre-Closing Undertaking in all material respects through the Closing. The Buyer shall have received a certificate signed on behalf of the Seller Parties to such effect.

(c)     Transaction Agreements. The Seller and its Affiliates, as applicable, shall have entered into each of the Transaction Agreements, and each such Transaction Agreement shall be in full force and effect.

(d)     Inventory Purchase and Sale Agreement. The Seller shall have entered into the Inventory Purchase and Sale Agreement, and the Inventory Purchase and Sale Agreement shall be in full force and effect.

(e)     Equipment Tester Transfer Agreement. The Seller shall have entered into the Equipment Tester Transfer Agreement, and the Equipment Tester Transfer Agreement shall be in full force and effect.

(f)     Fujitsu Pre-Closing Undertaking. The Fujitsu Pre-Closing Undertaking shall remain in full force and effect.

(g)     Fujitsu Post-Closing Undertaking. Fujitsu shall have executed and delivered the Fujitsu Post-Closing Undertaking.

(h)     Documents. All of the other documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement shall have been completed in the form agreed between the Buyer and the Seller and executed by the parties thereto other than the Buyer and its Affiliates and delivered to the Buyer.

(i)     No Material Adverse Effect. Since the Effective Date, no Material Adverse Effect on the AM Business, taken as a whole, shall have occurred.

(j)     Spin-Offs. Each of the Subsidiary Spin Offs, the Seller Spin Off and the Fujitsu Spin Off shall have occurred pursuant to and in accordance with this Agreement and the Spin Off Agreements.

(k)     Financial Statements. The Buyer shall have received the Audited Financial Statements at least seven (7) Business Days prior to the Closing Date.

(l)     Shared Contracts. A Buyer Party shall have entered into a replacement Contract with the applicable counterparties to each Shared Contract listed in Schedule 7.02(l).

(m)     Transferred Employees.

(i)     The Japan Transferred Employees shall represent at least eighty percent (80%) of the Japan Targeted Employees;

(ii)     The Overseas Transferred Employees in the People’s Republic of China who are design center engineers shall represent at least sixty-five percent (65%) of the Overseas Targeted Employees in the People’s Republic of China who are design center engineers;

(iii)     The Overseas Transferred Employees in Langen, Germany who are design center engineers shall represent at least seventy percent (70%) of the Overseas Targeted Employees in Langen, Germany who are design center engineers; and

(iv)     At least nine (9) out of fourteen (14) Essential Employees shall be Transferred Employees.

Section 7.03  Additional Conditions to Obligations of the Seller. The obligations of the Seller Parties to effect the Transactions at the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions (any or all of which may be waived in writing by the Seller, in whole or in part):

(a)     Representations and Warranties.

(i)     The representations and warranties of the Buyer set forth in the first sentence of Section 4.01 and in Section 4.02 shall be true and correct in all respects as of the Effective Date and as of the Closing Date (as if made as of such time), except to the extent that such representations and warranties expressly relate to a specific date, in which case, such representations and warranties shall be true and correct in all respects as of such specific date.

(ii)     The other representations and warranties of the Buyer set forth in Article 4 (other than those set forth in the first sentence of Section 4.01 and in Section 4.02) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Effective Date and as of the Closing Date (as if made as of such time), except (x) to the extent that such representations and warranties expressly relate to a specific date, in which case, such representations and warranties shall be true and correct as of such specific date and (y) where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on the Buyer or prohibit or materially impair the Buyer’s ability to perform its obligations under this Agreement or to complete the Transactions in accordance with the terms of this Agreement and the other Ancillary Documents.

(iii)     The Seller shall have received a certificate signed on behalf of the Buyer to the effect set forth in Sections 7.03(a)(i) and (ii) (the “Buyer’s Closing Date Bringdown Certificate”).

(b)     Agreements and Covenants. The Buyer Parties shall have performed or complied with all of their covenants hereunder in all material respects through the Closing. The Seller shall have received a certificate signed on behalf of the Buyer Parties to such effect.

(c)     Transaction Agreements. The Buyer and its Affiliates, as applicable, shall have entered into each of the Transaction Agreements, and each such Transaction Agreement shall be in full force and effect.

(d)     Inventory Purchase and Sale Agreement. Spansion LLC shall have entered into the Inventory Purchase and Sale Agreement, and the Inventory Purchase and Sale Agreement shall be in full force and effect.

(e)     Equipment Tester Transfer Agreement. The applicable Buyer Party shall have entered into the Equipment Tester Transfer Agreement, and the Equipment Tester Transfer Agreement shall be in full force and effect.

(f)     Documents. All of the other documents, instruments and agreements to be executed and/or delivered pursuant to this Agreement shall have been completed in agreed form and executed by the parties thereto other than the Seller and its Affiliates and delivered to the Seller.

ARTICLE 8

TERMINATION

Section 8.01  Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)     By mutual written consent of the Buyer and the Seller;

(b)     By either the Buyer or the Seller if:

(i)     the Closing shall not have been consummated on or before the Termination Date, provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to either Party if the willful failure of such Party or its Affiliates to fulfill any obligation or covenant under this Agreement required to be performed at or before the Closing is the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

(ii)     a Governmental Body shall have issued an Order or taken any other action, in each case that has become final and non-appealable and that restrains, enjoins or otherwise prohibits any of the Transactions;

(c)     By the Buyer, if the Buyer is not in material breach of its obligations under this Agreement, and either (i) (x) any of the representations and warranties of the Seller set forth in Article 3 is untrue or inaccurate such that Section 7.02(a) would not be satisfied or (y) there has been a breach on the part of the Seller of any of its covenants or agreements contained in this Agreement such that Section 7.02(b) would not be satisfied, and, in each of case (x) and case (y), such breach (if curable) has not been cured within thirty (30) days after written notice to the Seller, or (ii) any of the conditions to the Closing in Section 7.01 or Section 7.02 becomes incapable of being satisfied (and is not waived) on or before the Termination Date; or

(d)     By the Seller, if the Seller is not in material breach of its obligations under this Agreement, and either (i) (x) any of the representations and warranties of the Buyer set forth in Article 4 is untrue or inaccurate such that Section 7.03(a) would not be satisfied or (y) there has been a breach on the part of the Buyer of any of its covenants or agreements contained in this Agreement such that Section 7.03(b) would not be satisfied, and, in each of case (x) and case (y), other than a breach by the Buyer of its covenants set forth in Section 5.06, such breach (if curable) has not been cured within thirty (30) days after written notice to the Buyer, or (ii) any of the conditions to the Closing in Section 7.01 or Section 7.03 becomes incapable of being satisfied (and is not waived) on or before the Termination Date.

Section 8.02  Effect of Termination. Except as provided in this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement (other than this Section 8.02, Section 5.04, Section 5.06 and Sections 11.01, 11.03, 11.06, 11.07, 11.08, 11.09, 11.10 and 11.11, which shall survive such termination) shall forthwith become void, and there shall be no liability on the part of either Party or any of its respective Affiliates, officers or directors to the other and all rights and obligations of either Party will cease, except that nothing herein will relieve either Party from liability for (i) breach of any covenant or agreement contained in this Agreement, including the failure to consummate the Transactions, or (ii) actual fraud.

ARTICLE 9

INDEMNIFICATION

Section 9.01  Indemnification of the Buyer. Section 1.02. Subject to the limitations set forth in this Article 9, from and after the Closing, the Seller shall defend, indemnify and hold the Buyer Parties (including the Company and its Subsidiaries), and their respective officers, directors, employees, successors and assigns (collectively, the “Buyer Indemnified Parties”) harmless from and against any and all Losses resulting from or arising out of (a) any inaccuracy of any representation or the breach of any warranty made by the Seller in Article 3 of this Agreement (other than Section 3.12, which is addressed in (b) below) or in any other Ancillary Document; (b) any inaccuracy of any representation or the breach of any warranty made by the Seller in Section 3.12; (c) any nonfulfillment by any Seller Party of any of its covenants or agreements in any Ancillary Document that has not been cured within thirty (30) days after receipt of written notice thereof from the Buyer (provided any Losses incurred prior to any such cure shall still be recoverable subject to this Article 9); and/or (d) any Excluded Liability. For purposes of determining the amount of Losses to be indemnified under Sections 9.01(a) and (b) (and not for purposes of determining whether there has been a breach or whether an indemnification obligation arises hereunder), the Parties shall give no effect to any limitations or qualification as to “materiality” (including the word “material”) or Material Adverse Effect set forth herein.

Section 9.02  Indemnification of the Seller. From and after the Closing, the Buyer shall defend, indemnify and hold the Seller Parties and their respective officers, directors, employees, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses resulting from or arising out of (a) any inaccuracy of any representation or the breach of any warranty made by the Buyer in Article 4 of this Agreement or in any other Ancillary Document; (b) any nonfulfillment by any Buyer Party of any of its covenants or agreements in any Ancillary Document that has not been cured within thirty (30) days after receipt of written notice thereof from the Seller (provided any Losses incurred prior to any such cure shall still be recoverable subject to this Article 9); and/or (c) any Assumed Liability.

Section 9.03     Third-Party Claims.

(a)     In the event that any Buyer Indemnified Party desires to make a claim against the Seller or any Seller Indemnified Party desires to make a claim against the Buyer, in each case in connection with any Proceeding, demand or other claim of a Third Party at any time instituted against, made upon or threatened against such Indemnified Party for which such Indemnified Party may seek indemnification hereunder (a “Third-Party Claim”), such Indemnified Party shall promptly notify the applicable Indemnification Control Person of such Third-Party Claim and the Indemnified Party’s claim for indemnification with respect thereto; provided that, the failure to promptly notify the applicable Indemnification Control Person shall in no way diminish the obligations of such Indemnification Control Person under this Article 9 except to the extent prejudiced thereby.

(b)     Subject to the other provisions of this Section 9.03, the Indemnification Control Person shall have the right to assume the defense of any Third-Party Claim with counsel of its choice by providing written notice to the Indemnified Party within fifteen (15) days after the Indemnification Control Person has received written notice from the Indemnified Party of such Third-Party Claim and that the Indemnified Party intends to seek indemnification therefor. If the Indemnification Control Person elects to assume the defense of any Third-Party Claim, the Indemnification Control Person will: (i) conduct the defense of such Third-Party Claim with good faith diligence and keep the Indemnified Party reasonably informed of material developments, (ii) promptly submit to the Indemnified Party copies of all pleadings, motions, and other similar legal documents and papers received or filed in connection therewith, (iii) permit the Indemnified Party and its counsel to confer on the conduct of the defense thereof, and (iv) permit the Indemnified Party and its counsel to review all legal papers to be submitted prior to submission.

(c)     The assumption of the defense of any Third-Party Claim by the Indemnification Control Person shall constitute an admission of responsibility to indemnify the Indemnified Party with respect to all Losses related to such Third-Party Claim and the Indemnification Control Person shall pay all costs and expenses incurred in connection with the defense of such Third-Party Claim (including attorneys’ fees, other professionals’ and experts’ and court and arbitration costs), subject to the limitations in this Article 9. The Indemnification Control Person shall not, in the defense of such claim, consent to the entry of any judgment (other than a judgment of dismissal on the merits without costs) or enter into any settlement without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned, provided, however, that no such consent shall be required if the sole relief provided is monetary damages that are reimbursed to the Indemnified Party in full as Losses (subject to the limitations contained in this Article 9); provided, further, the Indemnified Party shall have no obligation to consent unless such judgment or settlement includes, as a condition thereof, an express, unconditional release of the Indemnified Parties from all liabilities and obligations with respect to such Third-Party Claim and would not reasonably be expected to establish a precedent, custom or practice adverse to the continuing business interests of the Indemnified Party or its business.

(d)     If the Indemnification Control Person assumes the defense of a Third-Party Claim, the Indemnified Party shall be entitled to participate in the defense of such claim provided that the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it to participate in its defense.

(e)     If the Indemnification Control Person (i) does not assume the defense of a Third-Party Claim after receipt of notice of such Third-Party Claim from the Indemnified Party pursuant to Sections 9.03(a) and 9.03(b), (ii) fails to prosecute with good faith diligence or settle such Third-Party Claim in good faith or (iii) the Indemnified Party, based on advice of counsel, determines that there is a conflict of interest that would prevent the Indemnification Control Person from fully and adequately representing the Indemnified Party’s interests with respect to such Third-Party Claim, then in each case, the Indemnified Party may defend against or settle such claim in such manner as it reasonably deems appropriate; provided, however, (x) the Indemnified Party will consult in good faith with the Indemnification Control Person prior to settling any such Third-Party Claim, and (y) the Indemnification Control Person shall have the opportunity to participate in the defense of such claim at its own cost.

(f)     The Buyer Indemnified Parties and the Seller Indemnified Parties shall cooperate in good faith and in all respects with each other and their respective representatives (including counsel) in the investigation, negotiation, settlement, trial and/or defense of any Third-Party Claim, and any appeal arising therefrom, including by sharing documents and other information with each other, at the other’s reasonable request, and by making their personnel available to each other, at the other’s reasonable request. The Parties shall cooperate with each other in any notifications to and information requests of any insurers. No individual representative of any Indemnifying Party, or any Indemnifying Party’s Affiliates, shall be personally liable for any Loss or Losses under this Agreement, except as specifically agreed to by said individual representative.

Section 9.04    Payment of Claims.

(a)     In the event that any Buyer Indemnified Party desires to seek indemnification under this Article 9, the Buyer shall give reasonably prompt written notice to the Seller specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If the Seller disputes such claim for indemnification, it shall notify the Buyer in writing within thirty (30) days after its receipt of notice of such claim for indemnification, whereupon the Buyer and the Seller shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification. If the dispute has not been resolved within thirty (30) days after such Parties first met to attempt a resolution, either the Seller or the Buyer may initiate dispute resolution in accordance with Section 11.10. If the Seller does not dispute such claim for indemnification in writing within thirty (30) days of the receipt of the notice of such claim from the Buyer or upon final resolution of any dispute, the Seller shall promptly pay the Buyer Indemnified Party an amount in Japanese Yen equal to the amount of such claim with the exchange rate to be applied in converting the Losses determined in any other currency to Japanese Yen to be the middle currency exchange rate of TTS and TTB provided by the Bank of Tokyo-Mitsubishi UFJ as of the Business Day immediately prior to the date of payment of such amount.

(b)     In the event that any Seller Indemnified Party desires to seek indemnification under this Article 9, the Seller shall give reasonably prompt written notice to the Buyer specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted. If the Buyer disputes such claim for indemnification, it shall notify the Seller in writing within thirty (30) days after its receipt of notice of such claim for indemnification, whereupon the Buyer and the Seller shall meet and attempt in good faith to resolve their differences with respect to such claim for indemnification. If the dispute has not been resolved within thirty (30) days after such Parties first met to attempt a resolution, either the Seller or the Buyer may initiate dispute resolution in accordance with Section 11.10. If the Buyer does not dispute such claim for indemnification in writing within thirty (30) days of the receipt of the notice of such claim from the Seller or upon final resolution of any dispute, the Buyer shall pay, or shall cause the Company to pay, the Seller Indemnified Party an amount in Japanese Yen equal to the amount of such claim with the exchange rate to be applied in converting the Losses determined in any other currency to Japanese Yen to be the middle currency exchange rate of TTS and TTB provided by the Bank of Tokyo-Mitsubishi UFJ as of the Business Day immediately prior to the date of payment of such amount.

Section 9.05  Limitations on Indemnification. Notwithstanding anything herein to the contrary:

(a)     the Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party for any Losses resulting from or arising out of Section 9.01(a):

(i)     unless and until the Buyer Indemnified Parties have incurred aggregate Losses for which the Buyer Indemnified Parties are entitled to indemnification resulting from or arising out of Section 9.01(a) are in excess of One Million One Hundred Thousand US Dollars (US$1,100,000) in the aggregate (the “General Deductible Amount”) (and then, for the avoidance of doubt, only with respect to such Losses resulting from or arising out of Sections 9.01(a) in excess of the General Deductible Amount); or

(ii)     for any individual claim or series of like claims for which the Buyer Indemnified Parties are entitled to indemnification resulting from or arising out of Section 9.01(a), where the Losses relating thereto are less than Four Million Yen (¥4,000,000); provided that the foregoing shall not apply in determining whether the General Deductible Amount has been met.

(b)     the Seller shall not be required to indemnify or hold harmless any Buyer Indemnified Party for any Losses resulting from or arising out of Section 9.01(b):

(i)     unless and until the Buyer Indemnified Parties have incurred aggregate Losses for which the Buyer Indemnified Parties are entitled to indemnification resulting from or arising out of Section 9.01(b) are in excess of One Million One Hundred Thousand US Dollars (US$1,100,000) in the aggregate (the “IP Deductible Amount”) (and then, for the avoidance of doubt, only with respect to such Losses resulting from or arising out of Section 9.01(b) in excess of the IP Deductible Amount);

(ii)     for any individual claim or series of like claims for which the Buyer Indemnified Parties are entitled to indemnification resulting from or arising out of Section 9.01(b), where the Losses relating thereto are less than Four Million Yen (¥4,000,000) (provided that the foregoing shall not apply in determining whether the IP Deductible Amount has been met); or

(iii)     for any individual claim or series of like claims for which the Seller has indemnified Buyer Indemnified Parties in the aggregate amount of Three Million US Dollars (US$3,000,000);

(c)     The maximum aggregate indemnification for Losses resulting from or arising out of Section 9.01(a) to which all of the Buyer Indemnified Parties are entitled shall not exceed an amount equal to Eight Million Eight Hundred Thousand US Dollars (US$8,800,000).

(d)     The maximum aggregate indemnification for Losses resulting from or arising out of Section 9.01(b) to which all of the Buyer Indemnified Parties are entitled shall not exceed an amount equal to Eight Million Eight Hundred Thousand US Dollars (US$8,800,000).

(e)     The limitations on liability stated in this shall not apply in the case of fraud, intentional misrepresentation or in the case of any breach of Section 3.01, Section 3.02, Section 3.05, Section 3.10 or the last sentence of Section 3.11(b).

Section 9.06  Exclusive Remedy. Subject to Section 9.10, from and after the Closing, except for any equitable relief (including specific performance) to which any Party hereto may be entitled or in the case of actual fraud or intentional misrepresentation by the Seller or the Buyer arising from its representations and warranties contained in Article 3 or Article 4, as applicable, and except for the Buyer’s obligation to pay the Purchase Price, the Buyer and the Seller acknowledge and agree that the indemnification set forth in this Article 9 shall be the sole and exclusive remedy of the Buyer Indemnified Parties and the Seller Indemnified Parties for any and all Losses sustained or incurred by the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, in connection with the Stock Purchase or otherwise arising out of the Transactions, this Agreement, the Spin Off Agreements or any other Ancillary Document; and the Parties hereby waive any other remedy that they, or any other Person entitled to indemnification hereunder, may have hereunder, at law, in equity or otherwise.

Section 9.07  Effect of Insurance, Tax Benefits and Other Recoveries. The amount of any Losses for which indemnification is provided under this Article 9 shall be reduced by (i) any amounts that are actually received by the Indemnified Party or any of its Affiliates from any Third Party, (ii) any insurance proceeds or other cash receipts or source of reimbursement that are actually received by the Indemnified Party or any of its Affiliates with respect to such Losses (net of any applicable deductibles, co-payments, premium adjustments and similar costs and payments) (each source named in clauses (i) and (ii), a “Collateral Source”), and (iii) with respect to any Losses relating to a Newco, the amount of any reduction in actual Taxes payable by such Newco attributable to such Losses in the year in which the indemnification payment is made. If the amount of any Loss with respect to any indemnification claim is required to be reduced under this Section 9.07 after the date on which the Indemnifying Party is required pursuant to this Article 9 to pay such indemnification claim, the Indemnified Party shall promptly reimburse the Indemnifying Party any amount that the Indemnifying Party would not have had to pay pursuant to this Article 9 had such reduction been determined at or prior to the time of such payment.

Section 9.08  No Double Recovery. Notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect to any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Losses suffered by such Indemnified Party more than once under both this Agreement and the other Ancillary Documents in respect of such fact, event, condition or circumstance, and no Indemnified Party shall have recourse against the applicable Indemnification Control Person to the extent that the Indemnified Party has otherwise been fully compensated for such Losses.

Section 9.09  Survival of Representations, Warranties and Covenants. The representations and warranties in this Agreement or any other Ancillary Document delivered by or on behalf of the Parties shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided, however, that the representations and warranties of the Seller set forth in Section 3.01, Section 3.02, Section 3.05, Section 3.10 and the last sentence of Section 3.11(b), and any obligation to indemnify for Indemnified Pre-Closing Taxes and Indemnified Post-Closing Taxes under Section 9.01(d) and 9.02(c), respectively, shall survive the Closing for sixty (60) days after the expiration of the applicable statute of limitations. The covenants and agreements of the Parties to be wholly performed prior to the Closing shall survive the Closing for a period of twelve (12) months after the Closing Date, and the other covenants or agreements to be performed at or after the Closing shall survive the Closing until fully performed. After the end of the period set forth in each of the two preceding sentences, no claim for breach of such representations, warranties or covenants may be brought, and no action with respect thereto may be commenced, no Buyer Indemnified Party shall have recourse against the Seller and no Party shall have any liability or obligation with respect thereto, unless the Indemnified Party gave written notice to the Indemnifying Party, specifying with particularity the breach of the representation, warranty or covenant claimed, or the Losses, on or before the expiration of the applicable period, in which case the right of the Party providing such written notice to assert its right to indemnification as to the matters so noticed shall not expire until the dispute is resolved under the terms of this Agreement.

Section 9.10     Other Matters. The indemnification rights and obligations contained in this Article 9 are without prejudice to the allocation of liabilities and obligations between the applicable parties to each of the Wafer Supply Agreement, the Sort Services Agreement, the Assembly Services Agreement, the Distribution Agreement, the Transition Services Agreement, the Trademark License Agreement, the IP Assignment Agreement, the IP License Agreement, the Inventory Purchase and Sale Agreement and the Equipment Tester Transfer Agreement.

Section 9.11     Special Intellectual Property Rights Indemnity. Certain agreements between the Parties regarding indemnification rights and obligations related to Intellectual Property Rights are contained in Appendix B attached hereto.

ARTICLE 10

DEFINITIONS

Section 10.01  Defined Terms. When used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person. For purposes of this definition, control means ownership of more than 50% of the shares or other interests having power to elect directors or persons performing a similar function.

“Agreed Contract” has the meaning set forth in Section 1.01.

“Agreement” has the meaning set forth in the preamble hereof.

“Allocation Schedule” has the meaning set forth in Section 1.05(a).

“AM Business” means the fabless business of design, development, marketing, distribution and sale of AM Products.

“AM Business Balance Sheet” has the meaning set forth in Section 3.06(a).

“AM Business Balance Sheet Date” has the meaning set forth in Section 3.06(a).

“AM Business Employee” means any employee of a Seller Party primarily involved in or primarily providing services to the AM Business.

“AM Business Financial Statements” has the meaning set forth in Section 3.06(a).

“AM Business Information” has the meaning set forth in Section 5.06.

“AM Products” means:

(a)     microcontroller products to be embedded into system applications, which microcontroller products are primarily for general purpose use, custom use or automotive application-specific use and that contain both (i) at least one of the following processor cores:  Seller’s proprietary 4 bit, 8 bit (e.g. 8FX), 16 bit (e.g.16LX), or FR processor cores, or ARM M0+, ARM Cortex-M3, ARM Cortex-M4, ARM Cortex-R4, or ARM Cortex-R5 processor cores and (ii) embedded memory comprising flash memory or mask ROM;

(b)     monolithic analog semiconductor products, including power management devices, voltage regulators, power detectors, converters (DC/DC, AC/DC, A to D, D to A), amplifiers, drivers, PLLs, DLLs, oscillators, radio frequency devices, clock generators, battery management devices and signal conditioning devices, including legacy standalone analog semiconductor products that, as of the Closing Date, are under development or production using the Seller’s Aizu-Wakamatsu #411 6-inch wafer process line; or

(c)     any products listed as being under development in Seller’s roadmap documents attached hereto as Schedule 10.01(a) of the Seller Disclosure Schedules that would be products in (a) or (b) upon completion of development.

For the avoidance of doubt, the following are not included in the definition of AM Products:

(i)     highspeed DAC for communication applications;

(ii)     any semiconductor product with FR-V core;

(iii)     FRAM devices with 8FX or ARM core;

(iv)     RF transceiver devices for 3G, LTE or successor communication standard;

(v)     any ASSP device incorporating FR or ARM core (e.g., GDC, high speed interface bridge, imaging signal processor, video codec, etc.); and

(vi)     products made under ASIC or foundry business.

“Ancillary Documents” means, collectively, the Transaction Agreements and all the documents, instruments and agreements to be executed and/or delivered between a Seller Party and a Buyer Party pursuant to this Agreement (other than the Inventory Purchase and Sale Agreement and the Equipment Tester Transfer Agreement).

“Antitrust Laws” means any Applicable Law of any jurisdiction designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, restraint of trade or merger control.

“Antitrust Notifications” has the meaning set forth in Section 5.01(d).

“Applicable Law” or “Applicable Laws” means, with respect to any Person, any and all laws (including the common law), ordinances, constitutions, regulations, statutes, treaties, rules, codes, licenses, requirements, orders and injunctions adopted, enacted, implemented, promulgated, issued, entered by or under the authority of any Governmental Body having jurisdiction over such Person or any of such Person’s properties or assets.

“Arbitration Organization” has the meaning set forth in Section 11.10(a).

“Assigned Invention Disclosures” has the meaning set forth in the IP Assignment Agreement.

“Assigned IPR” has the meaning set forth in the IP Assignment Agreement.

“Assigned Patent Documentation” has the meaning set forth in Section 2.08.

“Assigned Patents” has the meaning set forth in the IP Assignment Agreement.

“Assigned Registered IPR” means Assigned IPR that is Registered IPR.

“Assigned Technology” has the meaning set forth in the IP Assignment Agreement.

“Assembly Services Agreement” has the meaning set forth in Section 1.03(c).

“Assumed Contracts” means all Business Contracts transferred by any Seller Party to any Buyer Party pursuant to a Transaction Agreement.

“Assumed Liabilities” has the meaning set forth in Schedule 10.01(A).

“Assumed Non-Japan Liabilities” has the meaning set forth in Schedule 10.01(A).

“Audited Financial Statements” has the meaning set forth in Section 5.08.

“Broker” has the meaning set forth in Section 3.25.

“Business Contracts” has the meaning set forth in Section 3.13(a).

“Business Day” means any day of the year other than a Saturday, Sunday or any other day on which commercial banks in Tokyo, Japan and New York, USA are generally not open for business.

“Business Transfer Agreements” has the meaning set forth in Section 1.01(e).

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer Indemnified Parties” has the meaning set forth in Section 9.01.

“Buyer Party” means the Buyer, Spansion LLC and any of their Affiliates, which following the Closing shall include the Newcos.

“Buyer Return” has the meaning set forth in Section 6.02(a)(ii).

“Buyer’s Closing Date Bringdown Certificate” has the meaning set forth in Section 7.03(a)(iii).

“Closing” has the meaning set forth in Section 2.01.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Payment” has the meaning set forth in Section 1.02(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Source” has the meaning set forth in Section 9.07.

“Common Shares” means the common shares of the Company.

“Companies Act” means the Companies Act of Japan (2005, July 26, Law No. 86, as amended).

“Company” has the meaning set forth in Section 1.01(c).

“Company Shares” has the meaning set forth in Section 1.01(c).

“Competing Products” has the meaning set forth in Section 6.03(a).

“Competitive Activities” has the meaning set forth in Section 6.03(a).

“Competitive Revenues” has the meaning set forth in Section 6.03(f)(i).

“Confidential Information” means any non-public information relating to the procedures, techniques, methods, concepts, ideas, affairs, products, processes or services, including information relating to distribution, marketing, merchandising, selling, research, development, manufacturing, purchasing, accounting, engineering, financing, costs, pricing and pricing strategies and methods, customers, suppliers, creditors, employees, contractors, agents, consultants, plans, billing, needs of customers and products and services used by customers, all lists of suppliers, distributors and customers and their addresses, prospects, sales calls, products, services, prices and the like, as well as any specifications, formulas, plans, drawings, accounts or sales records, sales brochures, catalogs, code books, manuals, Trade Secrets, knowledge, know-how, operating costs, sales margins, methods of operations, invoices or statements and the like, in each case relating to the AM Business; provided, however, that the term “Confidential Information” shall not be deemed to include information that (a) becomes generally available to the public without any fault of the Buyer or (b) is disclosed to a Governmental Body pursuant to Applicable Law and is publicly available as a result of such disclosure.

“Confidentiality Agreement” has the meaning set forth in Section 5.06.

“Contract” means any agreement, lease, license agreement (other than a license granted by a Governmental Body), contract, binding commitment, binding arrangement, binding understanding or binding undertaking (whether written or oral and whether express or implied) of any type, nature or description.

“Cost of Carryover Unused Vacation” has the meaning set forth in the Employment Matters Appendix.

“Current AM Products” has the meaning set forth in Appendix B.

“Disputed Items” has the meaning set forth in Section 6.02(a)(vi).

“Distribution Agreement” has the meaning set forth in Section 1.03(d).

“Effective Date” has the meaning set forth in the preamble hereof.

“Employee Benefit Plan” means any material employee salary and benefit plans or similar arrangements that apply to the Targeted Employees, including any (a) salary, sales incentive, variable payment, profit-sharing, deferred compensation, bonus, stock option, stock purchase or other stock-based incentive, pension, retirement allowance, retainer, consulting, retirement, early retirement, severance, welfare or incentive plans, programs, policies or Contracts, and (b) benefits relating to health insurance, vacation, holiday, company provided or leased housing, housing allowance, cash gifts of congratulations and condolences, child care, parenting, sabbatical, paid-time off, sick leave, medical, dental, disability, hospitalization, life insurance and other types of insurance.

“Employment Matters Appendix” has the meaning set forth in Section 1.01(d).

“Encumbrances” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind.

“Equipment Tester Transfer Agreement” has the meaning set forth in Section 1.03(l).

“Essential Employees” means the fourteen (14) Target Employees separately agreed between the Seller and the Buyer.

“Estimated Pre-Closing Salary and Allowances Amount” has the meaning set forth in the Employment Matters Appendix.

“Estimated Underfunded and Unfunded Amount” has the meaning set forth in the Employment Matters Appendix.

“Excluded Assets” has the meaning set forth in Schedule 10.01(B).

“Excluded Liabilities” has the meaning set forth in Schedule 10.01(C).

“Extra Assets” has the meaning set forth in Section 6.01(a).

“FCPA” has the meaning set forth in Section 3.22.

“File Wrapper” has the meaning set forth in Section 2.08.

“FMSL” means Fujitsu Microelectronics Solutions Ltd., a Japanese corporation and wholly-owned Subsidiary of the Seller.

“FMSL-Newco” has the meaning set forth in Section 1.01(a).

“FMSL-Newco Shares” has the meaning set forth in Section 1.01(a).

“Fujitsu” means Fujitsu Limited, a Japanese corporation.

“Fujitsu Post-Closing Undertaking” has the meaning set forth in Section 1.03(l).

“Fujitsu Pre-Closing Undertaking” has the meaning set forth in Section 1.04.

“Fujitsu Spin Off” has the meaning set forth in Section 1.01(c).

“Fujitsu Spin Off Agreement” means the company split agreement (bunkatsu keiyakusho) that will be entered into by and between Fujitsu and the Company to implement the Fujitsu Spin Off, substantially in the form attached hereto as Exhibit M.

“FVLSI” means Fujitsu VLSI Ltd., a Japanese corporation and wholly-owned Subsidiary of the Seller.

“FVLSI-Newco” has the meaning set forth in Section 1.01(a).

“FVLSI-Newco Shares” has the meaning set forth in Section 1.01(a).

“General Deductible Amount” has the meaning set forth in Section 9.05(a)(i).

“Governmental Body” means any (a)  nation, prefecture, state, county, city, town, village, district or other jurisdiction of any nature; (b) national, prefectural, federal, state, local, municipal, foreign or other government; (c)  governmental or quasi-governmental authority of any nature (including any governmental agency, branch, board, commission, department, instrumentality, office or other entity, and any court or other tribunal); (d) multi-national organization or body; and/or (e) government entity exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Indebtedness or Borrowed Money” has the meaning set forth in Schedule 10.01(C).

“Indemnification Control Person” means (a) in the event of a claim by a Seller Indemnified Party, the Buyer; and (b) in the event of a claim by a Buyer Indemnified Party, the Seller.

“Indemnified Party” means any Person entitled to seek indemnification pursuant to Article 9.

“Indemnified Post-Closing Taxes” means any Post-Closing Taxes.

“Indemnified Pre-Closing Taxes” means any Pre-Closing Taxes.

“Indemnified Taxes” means Indemnified Pre-Closing Taxes and Indemnified Post-Closing Taxes.

“Indemnifying Party” means any Person against whom indemnification may be sought pursuant to Article 9.

“Infringement” has the meaning set forth in Section 3.12(d).

“Initial IPR Indemnity Period” has the meaning set forth in Appendix B.

“Insurance Policies” has the meaning set forth in Section 3.18.

“Intellectual Property Rights” means all of the following in any jurisdiction worldwide, (a) patents and patent applications and registered design and registered design applications (and any patents that issue as a result of those patent applications or registered design applications), and any counterparts, renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of such patents or registered designs (collectively, “Patents”); (b) rights in registered trademarks or service marks, service names, trade dress, trade names, corporate names, logos, business names, slogans, URL and Internet domain name registrations, and similar means of identification and similar rights, and applications for any of the foregoing (collectively, “Trademarks”) and any trademark rights under common law, together with all goodwill associated with any of the foregoing set forth in this clause (b); (c) rights associated with works of authorship, including exclusive exploitation rights and copyrights (including rights in computer programs) (collectively, “Copyrights”) and moral rights, and database rights (including knowledge databases, customer lists and customer databases); (d) registered maskwork rights, semiconductor topography rights, or integrated circuit layout design rights and applications for any of the foregoing (“Maskwork Rights”); (e) trade secret rights and other rights in know-how and confidential or proprietary information (including any confidential or proprietary business plans, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material, or other similar information) (“Trade Secret”); (f) inventions and improvements thereto; and (g) all other intellectual property rights now known or hereafter recognized, together with, in each case, all past, present and future benefits, privileges, rights to sue, recover damages and obtain relief for any infringement, misappropriation or violation of any of the foregoing rights.

“Inventory Purchase and Sale Agreement” has the meaning set forth in Section 1.03(j).

“IP Assignment Agreement” has the meaning set forth in Section 1.03(f).

“IP License Agreement” has the meaning set forth in Section 1.03(g).

“IP Deductible Amount” has the meaning set forth in Section 9.05(b)(i).

“Japan Targeted Employee” has the meaning set forth in the Employment Matters Appendix.

“Japan Transferred Employee” has the meaning set forth in the Employment Matters Appendix.

“Japanese GAAP” means generally accepted accounting principles as in effect in Japan from time to time.

“JPY”, “Yen” and the sign “¥” mean Japanese yen.

“Knowledge” of or “Known” by (a) a Seller Party means the actual knowledge of, or actually known by, the individuals listed on Schedule 10.01(E) hereto at the times specified in Schedule 10.01(E), after reasonable inquiry in the ordinary course of performing their normal job responsibilities in light of their position, and (ii) a Buyer Party means the actual knowledge of, or actually known by, the individuals listed on Schedule 10.01(F) hereto, after reasonable inquiry in the ordinary course of performing their normal job responsibilities in light of their position.

“Licenses or Permits” has the meaning set forth in Section 3.14(b).

“Loss” or “Losses” of a Person means any and all liabilities, losses, costs, expenses, damages, fines, penalties, charges, assessments and judgments (including reasonable attorneys’ and independent accountants’ fees) actually incurred by such Person; provided that, in connection with any indemnity claim hereunder, Losses shall exclude consequential, special, exemplary, lost profit or punitive damages, and any measure of damages based upon a multiplier of earnings, cash flow or any other premium or valuation metric (unless such excluded amounts are payable pursuant to a Third Party Claim in accordance with applicable law).

“Major Distributors” has the meaning set forth in Section 3.19.

“Material Adverse Effect” means, with respect to the AM Business or the Buyer’s business, any change or event or effect that is materially adverse to such business or the financial condition thereof, taken as a whole, excluding, in each case, any change, event or effect arising out of or resulting from (a) changes in general legal, Tax, regulatory or business conditions that, in each case, generally affect the geographic regions or industries in which such business is operating; (b) changes in conditions in the Japanese economy or global economy or capital, financial, credit, foreign exchange or securities markets generally, including any disruption thereof; (c) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, floods, tsunamis, landslides or other acts of God or natural disasters; (d) national or international political conditions, any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism or similar calamity or crisis; (e) changes in Applicable Law or applicable accounting regulations or principles or interpretations thereof; (f) the announcement or execution of this Agreement or any of the Ancillary Documents; (g) actions taken, delayed or omitted to be taken, either in accordance with this Agreement or at the written request or with the written consent of the Buyer or any Affiliate or representative thereof (in the case of the AM Business) or with the written consent of the Seller or any Affiliate (in the case of the Buyer’s business); provided, however, any change, event, or effect described in clauses (a), (b), (c), (d) or (e) shall not be excluded if such change, event, or effect disproportionately and adversely effects such business relative to other businesses in the industry in which such business is operating.

“New Fact” has the meaning set forth in Section 11.05(a).

“New Fact Notice” has the meaning set forth in Section 11.05(a).

“Newcos” means collectively the Company, FVLSI-Newco and FMSL-Newco.

“Non-Compete Period” has the meaning set forth in Section 6.03(a).

“Omitted Assets” has the meaning set forth in Section 6.01(a).

“Operating Agreements” means: (i) the Wafer Supply Agreement, (ii) the Sort Services Agreement, (iii) the Assembly Services Agreement; (iv) the Distribution Agreement, (v) the Transition Services Agreement, (vi) the Trademark License Agreement, (vii) the Inventory Purchase and Sale Agreement, (viii) the Equipment Tester Transfer Agreement and (ix) any other agreement designated in writing by a Buyer Party and a Seller Party as an “Operating Agreement.”

“Order” means any order, judgment, award, decision, consent decree, injunction, ruling, writ, charge or other restriction of a Governmental Body that is binding on any Person or its property under Applicable Law.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice (including with respect to quantity and frequency).

“Other IPR” means Intellectual Property Rights other than Patents or Trademarks.

“Overseas Seller Parties” has the meaning set forth in Section 2.03(a).

“Overseas Seller Party Disclosure Certificate” has the meaning set forth in Section 2.03(d).

“Overseas Seller Party Disclosure Schedules” has the meaning set forth in Section 2.03(a).

“Overseas Targeted Employee” has the meaning set forth in the Employment Matters Appendix.

“Overseas Transferred Employee” has the meaning set forth in the Employment Matters Appendix.

“Party” or “Parties” has the meaning set forth in the preamble hereof.

“Patent Licenses” means any releases, licenses, immunities, covenants not to sue or assert, and other rights and covenants granted or otherwise provided under any Patents.

“Permit” or “Permits” means any and all permits, licenses, filings, authorizations, registrations, qualifications, consents, approvals or indicia of authority (and any pending applications for approval or renewal of a Permit) issued by any Governmental Body that are required by, or issued to or on behalf of, a Person, in order for a Person to own, operate or maintain its assets or conduct its business.

“Permitted Encumbrances” means (a) Encumbrances for or in respect of Taxes, assessments and other governmental levies, fees or charges that are (i) not delinquent as of the Closing Date, or (ii) being contested by appropriate Proceedings, (b) pledges or deposits to secure obligations under Applicable Laws related to workers’ compensation or similar legislation or to secure public or statutory obligations, (c) liens securing rental payments under capital lease arrangements to the extent relating solely to the leases for Personal Property, and (d) releases, non-exclusive licenses, immunities, covenants not to sue or assert, or other similar rights or covenants (and any rights or options to obtain or receive any of the foregoing) granted or otherwise provided under or with respect to Intellectual Property Rights.

“Person” means an individual, a partnership, a limited partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any other entity or a Governmental Body.

“Personal Property” has the meaning set forth in Section 3.11(b).

“Post-Closing Tax Period” means (i) all taxable periods beginning after the Closing Date and (ii) with respect to any Straddle Period, the portion of such period beginning immediately after the Closing Date.

“Post-Closing Tax Statement” has the meaning set forth in Section 6.02(a)(iv).

“Post-Closing Taxes” means (i) all Taxes of the Newcos attributable to taxable periods of the Newcos beginning after the Closing Date, (ii) all Taxes with respect to the Assigned IPR, Transferred Assets and Assumed Liabilities, attributable to taxable periods beginning after the Closing Date, and, (iii) in the case of any Straddle Period with respect to the foregoing, the portion of all Taxes allocable to the Post-Closing Tax Period as determined pursuant to Section 6.02(b), but (iv) in the case of any of the foregoing (i) to (iii), excluding any capital registration Taxes payable by Seller under Section 11.01(b) and any income Taxes relating to the Spin Off.

“Pre-Closing Seasonal Bonus Amount” has the meaning set forth in the Employment Matters Appendix.

“Pre-Closing Taxes” means (i) all Taxes of the Newcos attributable to taxable periods of the Newcos ending on or before the Closing Date, (ii) all Taxes with respect to the Assigned IPR, Transferred Assets and Assumed Liabilities, attributable to taxable periods ending on or before the Closing Date, and, (iii) in the case of any Straddle Period with respect to the foregoing, the portion of all Taxes allocable to the Pre-Closing Tax Period as determined pursuant to Section 6.02(b), but (iv) in the case of any of the foregoing (i) to (iii), excluding Transfer Taxes and any capital registration Taxes payable by Buyer under Section 11.01(d) and (b), respectively.

“Pre-Closing Tax Period” means (i) all taxable periods ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such period ending on the Closing Date.

“Pre-Closing Tax Statement” has the meaning set forth in Section 6.02(a)(iii).

“Proceeding(s)” means any claim, suit, litigation, arbitration, hearing, audit, investigation or other action (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, any Governmental Body or arbitrator.

“Publicly Available Software” means Software that is subject to any obligation (including any obligation under any open source license) that requires the disclosure, licensing or distribution of any source code of such Software (or derivative works based upon such Software) to the public.

“Purchase Price” has the meaning set forth in Section 1.02(a).

“Real Property” of any Person, means, collectively, all real property or interests therein owned, leased, occupied, used or controlled by such Person, together with all buildings, structures, improvements and fixtures located thereon, and easements and other rights and interests appurtenant thereto.

“Relief Request” has the meaning set forth in Section 5.08.

“Registered IPR” means all Intellectual Property Rights (including all Patents, registered Copyrights (and applications therefor), Maskwork Rights and Trademarks) that are registered, filed, or issued under the authority of any Governmental Body.

“Regulation S-X” means 17 CFR §210.1-01, et seq.

“Rules” has the meaning set forth in Section 11.10(a).

“SEC” means the United States Securities and Exchange Commission.

“Second IPR Indemnity Period” has the meaning set forth in Appendix B.

“Seller” has the meaning set forth in the preamble hereof.

“Seller Disclosure Schedules” has the meaning set forth in Article 3.

“Seller Indemnified Parties” has the meaning set forth in Section 9.02.

“Seller Licensed IPR” means the Intellectual Property Rights licensed or sublicensed by the Seller Parties (other than Fujitsu) under the IP License Agreement.

“Seller Licensed Technology” means the Technology licensed or sublicensed by the Seller Parties (other than Fujitsu) under the IP License Agreement.

“Seller Parties” means Seller, FVLSI, FMSL, Fujitsu, Fujitsu Semiconductor Europe GmbH, Fujitsu Semiconductor Pacific Asia Limited, Fujitsu Semiconductor (Shanghai) Co., Ltd., Fujitsu Semiconductor Design (Chengdu) Co. Ltd., Fujitsu Semiconductor Asia Pte. Ltd., Fujitsu Semiconductor Korea Limited, Fujitsu Semiconductor America, Inc. and (prior to the Closing) the Newcos.

“Seller Proprietary Software” means Software owned by a Seller Party (other than Fujitsu) that is (a)  incorporated in the AM Products that are currently developed (in their current form), manufactured, sold or supported by the Seller Parties (other than Fujitsu), (b) provided by the Seller Parties (other than Fujitsu) to customers in conjunction with the foregoing AM Products, or (c) Software comprising development tools that are currently used by the Seller Parties (other than Fujitsu) in the design or development of the foregoing AM Products.

“Seller Return” has the meaning set forth in Section 6.02(a)(i).

“Seller Spin Off” has the meaning set forth in Section 1.01(b).

“Seller Spin Off Agreement” means the company split agreement (bunkatsu keiyakusho) that will be entered into by and between the Seller and Fujitsu to implement the Seller Spin Off, substantially in the form attached hereto as Exhibit M.

“Seller’s Closing Date Bringdown Certificate” has the meaning set forth in Section 7.02(a)(iv).

“Shared Contract” has the meaning set forth in Section 5.01(b).

“Software” means (a) any computer program, operating system, database engine, applications system, API, firmware or software code of any nature, whether operational, under development or inactive, whether in object code form or in source code form, and in any programming language, and (b) any developers’ notes, technical manuals, user manuals and other documentation for the items described in clause (a) above (including comments and annotations related thereto embedded in the source code), whether in electronic form or otherwise, in each case under clause (a) and (b) above, whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature. The Parties acknowledge that solely for purposes of fulfilling the Seller’s disclosure obligations on Schedule 3.12 of the Disclosure Schedules, the definition of Software may exclude documentation.

“Sort Services Agreement” has the meaning set forth in Section 1.03(b).

“Spansion LLC” has the meaning set forth in the preamble hereof.

“Spin Offs” means the Subsidiary Spin Off, the Seller Spin Off and the Fujitsu Spin Off.

“Spin Off Agreements” means the Subsidiary Spin Off Agreements, the Seller Spin Off Agreement and the Fujitsu Spin Off Agreement.

“Standard Software” means generally commercially available, “off-the-shelf” or “shrink-wrapped” Software that is not proprietary to the Seller.

“Starting Balance Sheets” means the estimated pro forma balance sheets for each Newco, prepared based on the financial information of the Seller Parties with respect to the AM Business in Japan, as of 11:59 p.m. local time on the last day of the month immediately preceding the Closing Date, giving effect to the completion of the Spin Off Agreements on the Closing Date, as estimated by the Seller in good faith in accordance with Japanese GAAP.

“Stock Purchase” has the meaning set forth in Section 1.01(f).

“Straddle Period” means any taxable period that begins on or before, and ends after, the Closing Date.

“Stub Financial Statements” has the meaning set forth in Section 5.08.

“Subsidiary” means, with respect to any Person, (a) a corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other Subsidiaries of that Person or a combination thereof, or (b) a limited liability company, partnership, association, or other business entity (other than a corporation) of which a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose a Person owns a majority ownership interest in such a business entity (other than a corporation) if such Person shall be allocated a majority of such business entity’s gains or losses or shall be or shall control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Subsidiary Spin Off” has the meaning set forth in Section 1.01(a).

“Subsidiary Spin Off Agreements” means (i) the company split agreement (bunkatsu keiyakusho) that will be entered into by and between FVLSI and FVLSI-Newco to implement the Subsidiary Spin Off with respect to FVLSI, substantially in the form attached hereto as Exhibit M, and (ii) the company split agreement (bunkatsu keiyakusho) that will be entered into by and between FMSL and FMSL-Newco to implement the Subsidiary Spin Off with respect to FMSL, substantially in the form attached hereto as Exhibit M.

“Supplemental Seller Disclosure Schedules” has the meaning set forth in Section 11.05(a).

“Targeted Employees” has the meaning set forth in the Employment Matters Appendix.

“Tax” or “Taxes” means any and all income, gross receipts, license, payroll, employment, excise, escheat, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, consumption, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, Real Property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, estimated or other tax, charge, fee, duty, levy or other assessment, in each case imposed under Applicable Law or payable to a Governmental Body, and including any interest, penalty, or addition thereto.

“Tax Arbitrator” has the meaning set forth in the Section 6.02(a)(v).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax required to be filed, or actually filed, with a Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Statement Dispute” has the meaning set forth in the Section 6.02(a)(v).

“Taxing Authority” means the Governmental Body responsible for the administration of any Tax.

“Technology” means algorithms, APIs, databases, data collections, diagrams, inventions, methods and processes (whether or not patentable), know-how, manufacturing process technology (including any process technology related to the fabrication, sorting, assembly or packaging of semiconductor products), recipes, proprietary technical information, protocols, layout rules, schematics, packaging and other specifications, Software, techniques, interfaces, verification tools, URLs, web sites, works of authorship, technical documentation, designs, bills of material, build instructions, test reports, routines, formulae, test vectors, IP cores, net lists, photomasks, lab notebooks, processes, prototypes, samples, studies, and all other forms of technology, in each case whether or not registered with a Governmental Body or embodied in any tangible form.

“Termination Date” means the date that is six (6) months after the Effective Date, as such date may be extended by the mutual written agreement of the Seller and the Buyer.

“Terms for Equipment Tester Transfer Agreement” has the meaning set forth in Section 1.03(k).

“Third Party” or “Third Parties” means any Person that is neither a Party nor a Subsidiary or Affiliate of any Party.

“Third-Party Claim” has the meaning set forth in Section 9.03(a).

“Third Party Interests” has the meaning set forth in Section 3.05(c).

“Third Party IP Infringement Claim” has the meaning set forth in Appendix B.

“Third Party Software” means Software owned by Third Parties that is either (a) incorporated in the AM Products currently developed (in their current form), manufactured, sold or supported by the Seller Parties (other than Fujitsu), (b) provided to customers by the Seller Parties (other than Fujitsu) in conjunction with the foregoing AM Products, or (c) Software comprising development tools that are currently used by the Seller Parties (other than Fujitsu) in the design or development of the foregoing AM Products, in each case, excluding Standard Software.

“Threatened” means as follows: a Proceeding, dispute or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing, or any notice has been given in writing that would lead a reasonably prudent Person to conclude that such a Proceeding, dispute or other matter will, with substantial certainty, be asserted, commenced, taken or otherwise pursued in the future; provided, however, that the foregoing shall not include customer billing, service or warranty disputes in the Ordinary Course of Business.

“Trademark License Agreement” has the meaning set forth in Section 1.03(h).

“Transaction Agreements” means: (i) this Agreement, (ii) the Spin Off Agreements, (iii) the Wafer Supply Agreement, (iv) the Sort Services Agreement, (v) the Assembly Services Agreement; (vi) the Distribution Agreement, (vii) the Transition Services Agreement, (viii) the IP Assignment Agreement, (ix) the IP License Agreement, (x) the Trademark License Agreement, (xi) the Business Transfer Agreements, (xii) the Fujitsu Pre-Closing Undertaking, (xiii) the Fujitsu Post-Closing Undertaking and (xiv) any other agreement designated in writing by a Buyer Party and a Seller Party as a “Transaction Agreement.”

“Transaction Expenses” has the meaning set forth in Section 11.01(a).

“Transactions” means the transactions contemplated by this Agreement to occur on or before the Closing Date, including the Subsidiary Spin Off, the Seller Spin Off, the Fujitsu Spin Off and the Stock Purchase; provided, however, “Transactions” shall not include the transactions to be effected pursuant to the Inventory Purchase and Sale Agreement or the Equipment Tester Transfer Agreement.

“Transfer Agreements” means the Spin Off Agreements, the Business Transfer Agreements, the IP Assignment Agreement and the Inventory Purchase and Sale Agreement.

“Transferred Assets” has the meaning set forth in Schedule 10.01(D).

“Transferred Cash” means the aggregate amount of Yen held in the accounts of the Newcos as of the completion of the Closing free and clear of any Encumbrances, as reflected in the Starting Balance Sheets.

“Transferred Inventory” has the meaning set forth in the Inventory Purchase and Sale Agreement.

“Transferred Non-Japan Assets” has the meaning set forth in Schedule 10.01(D)(vii).

“Transfer Taxes” has the meaning set forth in Section 11.01(d).

“Transferred Employees” has the meaning set forth in the Employment Matters Appendix.

“Transitional Services” means has the meaning set forth in the Transition Services Agreement.

“Transition Services Agreement” has the meaning set forth in Section 1.03(e).

“U.S. GAAP” means the United States generally accepted accounting principles.

“Wafer Supply Agreement” has the meaning set forth in Section 1.03(a).

“Walkaway Notice” has the meaning set forth in Section 11.05(c).

“Walkway Right” has the meaning set forth in Section 11.05(c).

ARTICLE 11

MISCELLANEOUS

Section 11.01   Expenses.

(a)     Except as set forth in any of the Ancillary Documents, all costs and expenses (including legal fees and expenses) arising from or incident to the Transactions (collectively, the “Transaction Expenses”) incurred by the Buyer Parties (including the commissions, fees or other compensation of the Buyer’s Broker) shall be borne jointly and severally by the Buyer Parties.

(b)     Any capital registration Taxes of a Newco resulting from the Fujitsu Spin Off or the Subsidiary Spin Offs shall be shared equally by the Parties. The Parties shall cooperate to reduce such capital registration Taxes.

(c)     Except as set forth in any Ancillary Document, all Transaction Expenses incurred by the Seller Parties (including the commissions, fees or other compensation of the Seller’s Broker) shall be borne jointly and severally by the Seller Parties.

(d)     All transfer, documentary, consumption, value added, sales, use, stamp, registration, real estate transfer and other similar Taxes, and all conveyance fees, recording charges and other similar fees (other than those related to the recordation of the assignment of Assigned IPR) and charges, including any applicable penalties and interest (collectively, the “Transfer Taxes”) incurred in connection with the consummation of the transactions to take place on or before the Closing Date under the Ancillary Documents shall be borne by the Buyer. To the extent that any such Transfer Taxes to be borne by the Buyer are incurred by the Seller Parties, the Buyer shall upon written notice promptly reimburse the Seller Parties for the full amount thereof. The Buyer Parties shall, at their own expense, prepare and cause to be filed all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by Applicable Law, the Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. For the avoidance of doubt, “Transfer Taxes” does not include any income Taxes resulting from the Spin Offs, which shall be borne by Seller. Transfer Taxes incurred in connection with the Inventory Purchase and Sale Agreement and the Equipment Tester Transfer Agreement shall be paid in accordance with Applicable Law.

(e)     Notwithstanding the foregoing, if any Party fails to perform any of its obligations under this Agreement, the Ancillary Documents or the Transactions or if any dispute arises among the Parties relating to this Agreement, the Ancillary Documents or the Transactions, then the defaulting Party or the Party not prevailing in such dispute, as the case may be, shall pay any and all costs and expenses incurred by the other Party on account of such default and/or in enforcing or establishing its rights hereunder, including court costs and reasonable attorneys’ fees and disbursements. Any such attorneys’ fees and other expenses incurred by any Party in enforcing a judgment in its favor under this Agreement, the Ancillary Documents or the Transactions shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys’ fees obligation is intended to be severable from the other provisions of this Agreement, the Ancillary Documents and the Transactions and to survive and not be merged into any such judgment.

Section 11.02  No Third-Party Beneficiaries. Except as otherwise set forth in Article 1 and Article 9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 11.03  Entire Agreement. This Agreement, (including the Seller Disclosure Schedules, the Buyer Disclosure Schedules and any appendices, exhibits and schedules attached hereto) and the other Ancillary Documents (including any appendices, exhibits and schedules attached thereto), the Inventory Purchase and Sale Agreement, the Equipment Tester Transfer Agreement, the Confidentiality Agreement and the other documents referred to herein, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, to the extent that they relate in any way to the subject matter hereof.

Section 11.04  Exhibits and Schedules. The Seller Disclosure Schedules, the Buyer Disclosure Schedules and any exhibits, appendices and schedules attached hereto are incorporated herein by reference and made a part hereof. A fact or matter disclosed in the Seller Disclosure Schedules with respect to one section or subsection shall be deemed to be disclosed with respect to each other section or subsection where such disclosure is appropriate to the extent that it is readily apparent from reading such Seller Disclosure Schedule that such disclosure is applicable to such other sections or subsections.

Section 11.05  Disclosure Schedule Updates.

(a)     If any fact or event becomes known to the Seller after the Effective Date that is inconsistent with any of the Seller’s representations and warranties in Article 3 or in the Overseas Seller Party Disclosure Certificate and was not the result of the willful failure by any Seller Party to perform any of its obligations under any Ancillary Document, the Inventory Purchase and Sale Agreement or the Equipment Tester Transfer Agreement (a “New Fact”), the Seller shall have the right (but not the obligation) to notify the Buyer thereof in writing (a “New Fact Notice”) in accordance with Section 11.08. Any New Fact Notice shall be prominently labelled “New Fact Notice.” The Seller shall include with each New Fact Notice a supplement to the Seller Disclosure Schedules or Overseas Seller Party Disclosure Schedules (as the case may be) that includes a reasonable disclosure of the New Fact (the “Supplemental Seller Disclosure Schedules”) and such Supplemental Seller Disclosure Schedules shall be deemed to be incorporated into, amend and supplement the Seller Disclosure Schedules or Overseas Seller Party Disclosure Schedules as of the Closing Date (but shall not amend the Seller’s representations and warranties as of the Effective Date or the date of the Overseas Seller Party Disclosure Certificate).

(b)     If the Seller delivers a New Fact Notice or Supplemental Seller Disclosure Schedule later than ten (10) Business Days prior to the anticipated Closing Date, the Closing Date shall be postponed for at least ten (10) Business Days and rescheduled in accordance with the terms and conditions hereof, including Section 2.01.

(c)     If a New Fact would reasonably be expected to have a Material Adverse Effect on the AM Business, taken as a whole, the Buyer may, by delivering written notice to the Seller (a “Walkaway Notice”) within three (3) Business Days after receiving the New Fact Notice, terminate this Agreement and the Fujitsu Pre-Closing Undertaking (the “Walkaway Right”). The Walkaway Right of the Buyer Parties with respect to a New Fact shall expire if the Buyer does not deliver a Walkaway Notice within three (3) Business Days after receiving the applicable New Fact Notice.

(d)     The Walkaway Right shall be the Buyer’s sole remedy in respect of a New Fact that (i) would reasonably be expected to have a Material Adverse Effect on the AM Business, taken as a whole, and (ii) has been disclosed pursuant to this Section 11.05, and the Buyer shall not be entitled to claim that any such New Fact constitutes a breach by the Seller of its representations and warranties as of the Closing Date in this Agreement or in the Seller’s Closing Date Bringdown Certificate. The Supplemental Seller Disclosure Schedules shall not cure any misrepresentation or breach of warranty by Seller made on and as of the Effective Date or excuse or cure any breach by a Seller Party of its covenants or agreements in this Agreement or any other Ancillary Document.

(e)     If a New Fact (i) would not reasonably be expected to have a Material Adverse Effect on the AM Business, taken as a whole, and (ii) has been disclosed pursuant to this Section 11.05, then the failure of a representation and warranty made by the Seller in this Agreement to be true shall not be grounds for the Buyer Parties to refuse to perform their obligations to effect the Transactions at the Closing, but the Buyer shall have indemnification rights with respect to such failure in accordance with Article 9 hereof.

Section 11.06  Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise provided herein, no Party may assign this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party.

Section 11.07  Counterparts and Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The counterparts of this Agreement may be executed and delivered by facsimile or other electronic signature by any Party to the other Party and the receiving Party may rely on the receipt of such document so executed and delivered by facsimile or other electronic method as if the original had been received.

Section 11.08  Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be deemed duly given (a) upon receipt if delivered personally, (b) upon confirmation if telecopied or (c) on the first Business Day following dispatch if sent by an internationally recognized overnight courier service, such as Federal Express; provided that, if delivered on a date that is not a Business Day or after 5:00 p.m. on a Business Day, such notice, request, demand, claim or other communication shall be deemed delivered on the next succeeding Business Day; provided, further, that such notice, request, demand, claim or other communication is delivered to the applicable Party at such Party’s address or facsimile number as set forth below.

(a)     If to the Buyer, to the Company after the Closing or to Spansion LLC, addressed to it at:

Nihon Spansion Limited
Cube Kawasaki, 1-14 Nisshin-cho
Kawasaki-ku, Kawasaki 210-0024
Japan
Fax: 011-81-4-4223-1800
Attention: Representative Director

Spansion LLC
915 DeGuigne Drive,
Sunnyvale, CA 94085
United States
Fax:+1-408-616-6622
Attention: General Counsel

With copies to (which shall not constitute notice):

Latham & Watkins LLP
140 Scott Drive,
Menlo Park, CA 94025
United States
Fax: 1-650-463-2600
Attention: Tad J. Freese, Esq.

Latham & Watkins LLP
Marunouchi Building, 32nd Floor
2-4-1 Marunouchi
Chiyoda-ku, Tokyo 100-6332
Japan
Fax: 011-81-3-6212-7801
Attention: Michael J. Yoshii, Esq.

(b)     If to the Seller or to the Company prior to the Closing, addressed to it at:

Fujitsu Semiconductor Limited
Nomura Shin-Yokohama Building
2-10-23 Shinyokohama
Kohoku-ku, Yokohama 222-0033
Japan
Fax: 011-81-45-474-4468
Attention: Kagemasa Magaribuchi, Esq.

With a copy to (which shall not constitute notice):

Fujitsu Limited

Shiodome City Center, 5-2

Higashi-Shimbashi 1-chome

Minato-ku, Tokyo 105-7123

Japan

Attention: Hidehiro Tsukano, Esq.

Fax no: 011-81-3-6252-2769

With a copy to (which shall not constitute notice):

Morrison & Foerster LLP
Shin-Marunouchi Building, 29th Floor
5-1, Marunouchi 1-Chome
Chiyoda-ku, Tokyo 100-6529
Japan
Fax: 011-81-3-3214-6512
Attention: Jay Ponazecki, Esq.

Any Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

Section 11.09  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Japan without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Japan.

Section 11.10  Arbitration.

(a)     Any dispute, difference, controversy or claim arising in connection with or related or incidental to, or question occurring under, this Agreement and any other Transaction Agreement or the subject matter hereof shall be finally settled under the Commercial Arbitration Rules (the “Rules”) of the Japan Commercial Arbitration Association (the “Arbitration Organization”), unless otherwise agreed, by an arbitral tribunal composed of one (1) arbitrator appointed by agreement of the Buyer and the Seller in accordance with the Rules. In the event the Buyer and the Seller fail to agree upon an arbitrator from the first list of potential arbitrators proposed by the Arbitration Organization, the Arbitration Organization shall submit a second list. In the event the Buyer and the Seller shall have failed to agree upon an arbitrator from such second list, an arbitrator shall be appointed by the Arbitration Organization in accordance with the Rules. If at the time of the arbitration the Buyer and the Seller agree in writing to submit the dispute to another single arbitrator, subject to the Applicable Law or the Rules, such single arbitrator shall be appointed by agreement of the Buyer and the Seller in connection with the foregoing procedure or, failing such agreement, by the Arbitration Organization in accordance with the Rules. The arbitrator shall be a neutral arbitrator (not a national of the United States or Japan) and subject to the Rules.

(b)     The arbitrator shall apply the laws of Japan, shall not have the authority to add to, detract from, or modify any provision hereof and shall not award punitive damages to any injured Party. A decision by the arbitrator shall be final, conclusive and binding. The arbitrator shall deliver a written and reasoned award with respect to the dispute to each of the parties to the dispute, difference, controversy or claim, who shall promptly act in accordance therewith. Any arbitration proceeding shall be held in Tokyo, Japan.

(c)     The arbitration proceedings conducted pursuant to this Section 11.10 shall be confidential. No Party shall disclose any information about the arbitration proceedings or the evidence adduced by the other Party in any arbitration proceeding or about documents provided by the other Party in connection with the proceeding except in the course of a judicial, regulatory or arbitration proceeding or as may be requested by a Governmental Body or as required or advisable under Applicable Law or exchange rules. Before making any disclosure permitted by the preceding sentence, the Party intending to make such disclosure shall give the other Party reasonable written notice of the intended disclosure. The Parties shall sign, and the arbitrator, expert witnesses and stenographic reporters shall be asked to sign, appropriate non-disclosure agreements or orders in order to effectuate this Agreement of the Parties as to confidentiality.

(d)     The Parties hereby exclude any right of appeal to any court on the merits of the dispute. The provisions of this Section 11.10 may be enforced in any court having jurisdiction over the award or any Party or any of its respective assets, and judgment on the award (including equitable remedies) granted in any arbitration hereunder may be entered in any such court. Nothing contained in this Section 11.10 shall prevent any Party from seeking injunctive or other equitable relief from any court of competent jurisdiction, without the need to resort to arbitration.

Section 11.11  Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 11.12  Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

Section 11.13  Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. The Parties intend that each representation, warranty and covenant contained herein shall have independent significance. Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. When reference is made in this Agreement to an exhibit, appendix, schedule, Article, Section or subsection, such reference shall be to an exhibit, appendix, schedule, Article, Section or subsection to or of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

Section 11.14  Cumulative Remedies. Subject to Article 9, all rights and remedies of the Parties under this Agreement shall be cumulative and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement, at law, in equity or otherwise.

[Signatures on Following Page(s)]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SELLER:
FUJITSU SEMICONDUCTOR LIMITED

By: /s/ Haruki Okada
Name: Haruki Okada
Title: President

BUYER:
NIHON SPANSION LIMITED

By: /s/ Randy W. Furr
Name: Randy W. Furr
Title: Representative Director

SPANSION LLC:
SPANSION LLC

By: /s/ Randy W. Furr
Name: Randy W. Furr
Title: Corporate Executive Vice President and Chief Financial Officer

[Signature Page to Stock Purchase Agreement]